## Old Mutual Analytic U.S. Long/Short Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2011 (Unaudited)

| Description | Shares/Face Amount (000) | Value (000) |
|---|---|---|
| **Common Stock - 115.4%** | | |
| **Aerospace/Defense - 2.6%** | | |
| Lockheed Martin(B) | 11,486 | $ 930 |
| Total Aerospace/Defense | | 930 |
| **Applications Software - 1.4%** | | |
| Microsoft | 19,632 | 510 |
| Total Applications Software | | 510 |
| **Auto/Truck Parts & Equipment-Original - 2.3%** | | |
| TRW Automotive Holdings* | 14,227 | 840 |
| Total Auto/Truck Parts & Equipment-Original | | 840 |
| **Auto-Cars/Light Trucks - 2.8%** | | |
| Ford Motor*(B) | 72,801 | 1,004 |
| Total Auto-Cars/Light Trucks | | 1,004 |
| **Beverages-Non-Alcoholic - 4.2%** | | |
| Coca-Cola Enterprises(B) | 52,133 | 1,521 |
| Total Beverages-Non-Alcoholic | | 1,521 |
| **Building & Construction Products-Miscellaneous - 2.4%** | | |
| Owens Corning*(B) | 23,725 | 886 |
| Total Building & Construction Products-Miscellaneous | | 886 |
| **Building-Heavy Construct - 0.4%** | | |
| Chicago Bridge & Iron, Cl Y | 3,914 | 152 |
| Total Building-Heavy Construct | | 152 |
| **Cable/Satellite TV - 2.5%** | | |
| DIRECTV, Cl A* | 17,658 | 897 |
| Total Cable/Satellite TV | | 897 |
| **Cellular Telecommunications - 1.9%** | | |
| MetroPCS Communications*(B) | 40,156 | 691 |
| Total Cellular Telecommunications | | 691 |
| **Chemicals-Diversified - 1.2%** | | |
| Dow Chemical | 12,253 | 441 |
| Total Chemicals-Diversified | | 441 |
| **Commercial Services-Finance - 2.0%** | | |
| Western Union | 36,505 | 731 |
| Total Commercial Services-Finance | | 731 |
| **Computer Services - 5.0%** | | |
| Cognizant Technology Solutions, Cl A*(B) | 8,771 | 643 |
| International Business Machines(B) | 6,938 | 1,190 |
| Total Computer Services | | 1,833 |
| **Computers - 6.6%** | | |
| Apple*(B) | 4,777 | 1,604 |
| Dell* | 47,094 | 785 |
| Total Computers | | 2,389 |
| **Consumer Products-Miscellaneous - 0.5%** | | |
| Tupperware Brands | 2,445 | 165 |
| Total Consumer Products-Miscellaneous | | 165 |
| **Cosmetics & Toiletries - 0.3%** | | |
| Avon Products | 3,271 | 92 |
| Total Cosmetics & Toiletries | | 92 |
| **Diagnostic Kits - 0.2%** | | |
| IDEXX Laboratories* | 1,046 | 81 |
| Total Diagnostic Kits | | 81 |
| **Distribution/Wholesale - 1.0%** | | |
| WESCO International* | 5,818 | 315 |
| WW Grainger | 398 | 61 |
| Total Distribution/Wholesale | | 376 |
| **Diversified Banking Institutions - 3.5%** | | |
| Citigroup(B) | 11,840 | 493 |
| JPMorgan Chase | 19,446 | 796 |
| Total Diversified Banking Institutions | | 1,289 |
| **Diversified Manufacturing Operations - 2.2%** | | |
| Eaton | 15,391 | 792 |
| Total Diversified Manufacturing Operations | | 792 |
| **E-Commerce/Services - 1.0%** | | |
| Netflix* | 1,114 | 293 |
| priceline.com* | 143 | 73 |
| Total E-Commerce/Services | | 366 |
| **Electric-Integrated - 2.4%** | | |
| Constellation Energy Group | 106 | 4 |
| Entergy | 9,957 | 680 |
| Progress Energy | 639 | 31 |
| Westar Energy | 5,728 | 154 |
| Total Electric-Integrated | | 869 |
| **Electronic Components-Miscellaneous - 3.6%** | | |
| Jabil Circuit | 15,281 | 309 |
| Vishay Intertechnology*(B) | 66,440 | 999 |

| | | |
|---|---|---|
| Total Electronic Components-Miscellaneous | | 1,308 |
| **Electronic Components-Semiconductors - 2.2%** | | |
| Intel | 36,924 | 818 |
| Total Electronic Components-Semiconductors | | 818 |
| **Engineering/R&D Services - 1.7%** | | |
| URS | 13,523 | 605 |
| Total Engineering/R&D Services | | 605 |
| **Finance-Other Services - 0.0%** | | |
| NYSE Euronext | 319 | 11 |
| Total Finance-Other Services | | 11 |
| **Financial Guarantee Insurance - 0.7%** | | |
| Assured Guaranty | 14,803 | 241 |
| Total Financial Guarantee Insurance | | 241 |
| **Food-Meat Products - 2.2%** | | |
| Tyson Foods, Cl A(B) | 41,776 | 811 |
| Total Food-Meat Products | | 811 |
| **Home Decoration Products - 0.3%** | | |
| Newell Rubbermaid | 6,089 | 96 |
| Total Home Decoration Products | | 96 |
| **Investment Companies - 0.0%** | | |
| Ares Capital | 854 | 14 |
| Total Investment Companies | | 14 |
| **Life/Health Insurance - 1.6%** | | |
| Protective Life | 12,161 | 281 |
| Prudential Financial(B) | 4,813 | 306 |
| Total Life/Health Insurance | | 587 |
| **Machinery-Construction & Mining - 1.5%** | | |
| Caterpillar | 5,271 | 561 |
| Total Machinery-Construction & Mining | | 561 |
| **Machinery-Farm - 0.2%** | | |
| AGCO* | 1,766 | 87 |
| Total Machinery-Farm | | 87 |
| **Medical-Biomedical/Genetics - 7.1%** | | |
| Amgen*(B) | 17,897 | 1,044 |
| Biogen Idec*(B) | 10,362 | 1,108 |
| Gilead Sciences* | 5,596 | 232 |
| Illumina* | 432 | 33 |
| United Therapeutics* | 3,087 | 170 |
| Total Medical-Biomedical/Genetics | | 2,587 |
| **Medical-HMO - 0.7%** | | |
| UnitedHealth Group(B) | 4,841 | 250 |
| Total Medical-HMO | | 250 |
| **Medical-Wholesale Drug Distributors - 5.7%** | | |
| AmerisourceBergen | 11,256 | 466 |
| Cardinal Health(B) | 35,266 | 1,602 |
| Total Medical-Wholesale Drug Distributors | | 2,068 |
| **Metal-Copper - 1.0%** | | |
| Freeport-McMoRan Copper & Gold | 7,214 | 382 |
| Total Metal-Copper | | 382 |
| **Metal-Iron - 1.3%** | | |
| Cliffs Natural Resources | 5,288 | 489 |
| Total Metal-Iron | | 489 |
| **Multimedia - 3.0%** | | |
| Viacom, Cl B(B) | 21,500 | 1,097 |
| Total Multimedia | | 1,097 |
| **Oil & Gas Drilling - 0.3%** | | |
| Patterson-UTI Energy | 3,176 | 100 |
| Total Oil & Gas Drilling | | 100 |
| **Oil Companies-Integrated - 14.2%** | | |
| Chevron(B) | 20,900 | 2,149 |
| ConocoPhillips(B) | 24,187 | 1,819 |
| Marathon Oil(B) | 17,005 | 896 |
| Murphy Oil | 4,487 | 295 |
| Total Oil Companies-Integrated | | 5,159 |
| **Oil Refining & Marketing - 0.2%** | | |
| Tesoro* | 3,359 | 77 |
| Total Oil Refining and Marketing | | 77 |
| **Oil-Field Services - 0.1%** | | |
| Oceaneering International | 826 | 33 |
| Total Oil-Field Services | | 33 |
| **Property/Casualty Insurance - 2.8%** | | |
| Arch Capital Group* | 17,525 | 559 |
| Travelers | 7,570 | 442 |
| Total Property/Casualty Insurance | | 1,001 |
| **Real Estate Operation/Development - 0.6%** | | |
| Forest City Enterprises, Cl A* | 11,189 | 209 |
| Total Real Estate Operation/Development | | 209 |
| **REITs-Mortgage - 0.9%** | | |
| Chimera Investment(B) | 99,475 | 344 |
| Total REITs-Mortgage | | 344 |
| **REITs-Warehouse/Industrial - 0.0%** | | |
| ProLogis | 298 | 11 |
| Total REITs-Warehouse/Industrial | | 11 |
| **Super-Regional Banks-US - 4.8%** | | |

| | | |
|---|---:|---:|
| Capital One Financial | 3,568 | 185 |
| KeyCorp | 35,657 | 297 |
| Wells Fargo(B) | 44,554 | 1,250 |
| Total Super-Regional Banks-US | | 1,732 |
| **Telecommunications Services - 0.5%** | | |
| Virgin Media | 5,786 | 173 |
| Total Telecommunications Services | | 173 |
| **Telephone-Integrated - 3.7%** | | |
| AT&T(B) | 42,946 | 1,349 |
| Total Telephone-Integrated | | 1,349 |
| **Therapeutics - 1.3%** | | |
| Warner Chilcott, Cl A | 19,093 | 461 |
| Total Therapeutics | | 461 |
| **Tobacco - 3.4%** | | |
| Lorillard | 3,825 | 417 |
| Philip Morris International | 12,466 | 832 |
| Total Tobacco | | 1,249 |
| **Transportation-Services - 1.1%** | | |
| CH Robinson Worldwide | 5,206 | 410 |
| Total Transportation-Services | | 410 |
| **Vitamins & Nutrition Products - 0.9%** | | |
| Herbalife | 5,411 | 312 |
| Total Vitamins & Nutrition Products | | 312 |
| **Water - 1.0%** | | |
| American Water Works | 12,209 | 360 |
| Total Water | | 360 |
| **Web Portals/ISP - 0.4%** | | |
| Google, Cl A* | 309 | 156 |
| Total Web Portals/ISP | | 156 |
| **Total Common Stock (Cost $36,775)** | | **42,003** |
| **U.S. Treasury Obligations - 0.7%** | | |
| United States Treasury Bill | | |
| 0.005%, 07/07/2011(C) | $ 250 | 250 |
| **Total U.S. Treasury Obligations (Cost $250)** | | **250** |
| **Affiliated Mutual Fund - 1.6%** | | |
| Old Mutual Cash Reserves Fund, Institutional Class, 0.00%(A) | 585,793 | 586 |
| **Total Affiliated Mutual Fund (Cost $586)** | | **586** |
| **Total Investments - 117.7% (Cost $37,611)†** | | **42,839** |
| **Securities Sold Short - (17.8)%** | | |
| **Auto-Medium & Heavy Duty Trucks - (1.9)%** | | |
| Oshkosh* | (23,632) | $ (684) |
| Total Auto-Medium & Heavy Duty Trucks | | (684) |
| **Beverages-Wine/Spirits - (0.4)%** | | |
| Central European Distribution* | (12,350) | (138) |
| Total Beverages-Wine/Spirits | | (138) |
| **Building-Residential/Commercial - (2.7)%** | | |
| KB Home | (34,345) | (336) |
| MDC Holdings | (26,341) | (649) |
| Total Building-Residential/Commercial | | (985) |
| **Cellular Telecommunications - (1.8)%** | | |
| Leap Wireless International* | (39,924) | (648) |
| Total Cellular Telecommunications | | (648) |
| **Commercial Banks-Southern US - (0.2)%** | | |
| BancorpSouth | (4,842) | (60) |
| Total Commercial Banks-Southern US | | (60) |
| **Electronic Components-Semiconductors - (0.3)%** | | |
| Rambus* | (6,642) | (97) |
| Total Electronic Components-Semiconductors | | (97) |
| **Independent Power Producer - (1.0)%** | | |
| GenOn Energy* | (97,283) | (376) |
| Total Independent Power Producer | | (376) |
| **Medical-Biomedical/Genetics - (3.4)%** | | |
| Dendreon* | (16,280) | (642) |
| Human Genome Sciences* | (24,515) | (602) |
| Total Medical-Biomedical/Genetics | | (1,244) |
| **Oil Companies-Exploration & Production - (1.9)%** | | |
| Range Resources | (12,509) | (694) |
| Total Oil Companies-Exploration & Production | | (694) |
| **Pipelines - (0.1)%** | | |
| Oneok | (298) | (22) |
| Total Pipelines | | (22) |
| **Reinsurance - (0.7)%** | | |
| PartnerRe | (3,849) | (265) |
| Total Reinsurance | | (265) |
| **REITs-Regional Malls - (0.7)%** | | |
| General Growth Properties | (15,884) | (265) |
| Total REITs-Regional Malls | | (265) |
| **S&L/Thrifts-Eastern US - (1.2)%** | | |
| Hudson City Bancorp | (54,890) | (450) |
| Total S&L/Thrifts-Eastern US | | (450) |
| **Telecommunications Equipment - (0.5)%** | | |
| Tellabs | (40,131) | (185) |
| Total Telecommunications Equipment | | (185) |
| **Telecommunications Equipment-Fiber Optics - (1.0)%** | | |

| | | |
|---|---|---|
| Ciena* | (20,630) | (379) |
| Total Telecommunications Equipment-Fiber Optics | | (379) |
| **Total Securities Sold Short (Proceeds Received $(6,416))** | | **(6,492)** |
| **Other Assets and Liabilities, Net - 0.1%** | | **54** |
| **Total Net Assets - 100.0%** | | **$ 36,401** |

* Non-income producing security.

The Fund had the following futures contracts opens as of June 30, 2011:

| Contract Description | Number of Contracts | Contract Value (000) | Expiration Date | Unrealized Appreciation (Depreciation) (000)[(1)] |
|---|---|---|---|---|
| Long Position: | | | | |
| S&P 500 EMINI Index-Long | 14 | $921 | 9/16/2011 | $36 |

(1) The amount represents the fair value of derivative instruments subject to equity contract risk exposure as of June 30, 2011.

* Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of June 30, 2011.

(B) - All or a portion of this security is held as cover for securities sold short.

(C) - All or a portion of this security is held as required margin for open futures contracts. The rate reported represents the effective yield at the time of purchase.

Cl - Class
HMO - Health Maintenance Organization
ISP - Internet Service Provider
R&D - Research and Development
REITs - Real Estate Investment Trusts
S&L - Savings & Loan

† At June 30, 2011, the approximate tax basis cost of the Fund's investments was $37,611 (000), and the unrealized appreciation and depreciation were $5,914 (000) and $(686) (000), respectively.

Cost figures are shown with "000's" omitted.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2011 in valuing the Fund's net assets were as follows (000):

| **Description** | **Level 1** | **Level 2** | **Level 3** | **Total** |
|---|---|---|---|---|
| **Investments** | | | | |
| Common Stock | $ 42,003 | $ - | $ - | $ 42,003 |
| U.S. Treasury Obligations | - | 250 | - | 250 |
| Affiliated Mutual Fund | 586 | - | - | 586 |
| **Securities Sold Short** | | | | |
| Securities Sold Short | (6,492) | - | - | (6,492) |
| **Other Financial Instruments** | | | | |
| Futures Contracts* | 36 | - | - | 36 |
| Total Investments | $ 36,133 | $ 250 | $ - | $ 36,383 |

* Futures Contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginging and end of the reporting period.

# Old Mutual Barrow Hanley Value Fund

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2011 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Common Stock - 95.5%** | | |
| **Aerospace/Defense - 2.5%** | | |
| Raytheon | 63,900 | $ 3,185 |
| Total Aerospace/Defense | | 3,185 |
| **Applications Software - 2.5%** | | |
| Microsoft | 123,300 | 3,206 |
| Total Applications Software | | 3,206 |
| **Beverages-Wine/Spirits - 2.9%** | | |
| Diageo ADR | 44,872 | 3,674 |
| Total Beverages-Wine/Spirits | | 3,674 |
| **Cellular Telecommunication - 1.1%** | | |
| Vodafone Group ADR | 54,100 | 1,445 |
| Total Cellular Telecommunication | | 1,445 |
| **Chemicals-Diversified - 1.1%** | | |
| E.I. du Pont de Nemours | 26,400 | 1,427 |
| Total Chemicals-Diversified | | 1,427 |
| **Computer Services - 3.1%** | | |
| International Business Machines | 23,250 | 3,988 |
| Total Computer Services | | 3,988 |
| **Computers - 2.3%** | | |
| Hewlett-Packard | 81,403 | 2,963 |
| Total Computers | | 2,963 |
| **Cruise Lines - 1.2%** | | |
| Carnival | 40,458 | 1,522 |
| Total Cruise Lines | | 1,522 |
| **Diversified Banking Institutions - 6.6%** | | |
| Bank of America | 189,663 | 2,079 |
| Citigroup | 82,070 | 3,417 |
| JPMorgan Chase | 73,457 | 3,007 |
| Total Diversified Banking Institutions | | 8,503 |
| **Diversified Manufacturing Operations - 11.9%** | | |
| Cooper Industries, Cl A | 60,300 | 3,598 |
| General Electric | 166,730 | 3,145 |
| Honeywell International | 56,738 | 3,381 |
| Illinois Tool Works | 39,855 | 2,251 |
| ITT | 48,100 | 2,835 |
| Total Diversified Manufacturing Operations | | 15,210 |
| **Electric-Integrated - 2.5%** | | |
| Dominion Resources | 66,224 | 3,197 |
| Total Electric-Integrated | | 3,197 |
| **Electronic Components-Semiconductors - 2.3%** | | |
| Intel | 130,400 | 2,890 |
| Total Electronic Components-Semiconductors | | 2,890 |
| **Finance-Consumer Loans - 1.4%** | | |
| SLM | 108,088 | 1,817 |
| Total Finance-Consumer Loans | | 1,817 |
| **Finance-Credit Card - 3.2%** | | |
| American Express | 78,662 | 4,067 |
| Total Finance-Credit Card | | 4,067 |
| **Funeral Services & Related Items - 1.3%** | | |
| Service Corp International | 146,200 | 1,708 |
| Total Funeral Services & Related Items | | 1,708 |
| **Gas-Distribution - 2.3%** | | |
| CenterPoint Energy | 150,700 | 2,916 |
| Total Gas-Distribution | | 2,916 |
| **Hotels & Motels - 1.0%** | | |
| Wyndham Worldwide | 39,287 | 1,322 |
| Total Hotels & Motels | | 1,322 |
| **Medical Products - 5.4%** | | |

| | | |
|---|---:|---:|
| Baxter International | 69,158 | 4,128 |
| Johnson & Johnson | 41,200 | 2,741 |
| Total Medical Products | | 6,869 |
| **Medical-Drugs - 3.9%** | | |
| Bristol-Myers Squibb | 24,201 | 701 |
| Pfizer | 206,004 | 4,243 |
| Total Medical-Drugs | | 4,944 |
| **Medical-HMO - 1.9%** | | |
| WellPoint | 31,612 | 2,490 |
| Total Medical-HMO | | 2,490 |
| **Multi-line Insurance - 1.1%** | | |
| XL Group, Cl A | 61,461 | 1,351 |
| Total Multi-line Insurance | | 1,351 |
| **Office Automation & Equipment - 1.1%** | | |
| Xerox | 141,400 | 1,472 |
| Total Office Automation & Equipment | | 1,472 |
| **Oil Companies-Exploration & Production - 3.7%** | | |
| Occidental Petroleum | 46,222 | 4,809 |
| Total Oil Companies-Exploration & Production | | 4,809 |
| **Oil Companies-Integrated - 3.8%** | | |
| ConocoPhillips | 64,995 | 4,887 |
| Total Oil Companies-Integrated | | 4,887 |
| **Oil Components-Integrated - 1.5%** | | |
| Marathon Oil | 36,100 | 1,902 |
| Total Oil Components-Integrated | | 1,902 |
| **Pipelines - 3.2%** | | |
| Spectra Energy | 148,872 | 4,081 |
| Total Pipelines | | 4,081 |
| **Retail-Drug Store - 1.0%** | | |
| CVS Caremark | 33,800 | 1,270 |
| Total Retail-Drug Store | | 1,270 |
| **Super-Regional Banks-US - 7.8%** | | |
| Capital One Financial | 53,740 | 2,777 |
| PNC Financial Services Group | 65,836 | 3,925 |
| Wells Fargo | 115,515 | 3,241 |
| Total Super-Regional Banks-US | | 9,943 |
| **Telephone-Integrated - 2.0%** | | |
| AT&T | 40,714 | 1,279 |
| Verizon Communications | 35,758 | 1,331 |
| Total Telephone-Integrated | | 2,610 |
| **Television - 1.4%** | | |
| CBS, Cl B | 61,000 | 1,738 |
| Total Television | | 1,738 |
| **Tobacco - 7.9%** | | |
| Altria Group | 70,432 | 1,860 |
| Imperial Tobacco Group ADR | 52,447 | 3,492 |
| Philip Morris International | 72,400 | 4,834 |
| Total Tobacco | | 10,186 |
| **Wireless Equipment - 0.6%** | | |
| Nokia OYJ ADR | 129,624 | 832 |
| Total Wireless Equipment | | 832 |
| **Total Common Stock (Cost $96,923)** | | **122,424** |
| **Affiliated Mutual Fund - 4.2%** | | |
| Old Mutual Cash Reserves Fund, Institutional Class, 0.00%(A) | 5,418,479 | 5,418 |
| **Total Affiliated Mutual Fund (Cost $5,418)** | | **5,418** |
| **Total Investments - 99.7% (Cost $102,341)†** | | **127,842** |
| **Other Assets and Liabilities, Net - 0.3%** | | **360** |
| **Total Net Assets - 100.0%** | | **$ 128,202** |

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of June 30, 2011.

ADR - American Depositary Receipt
Cl - Class
HMO - Health Maintenance Organization

† At June 30, 2011, the approximate tax basis cost of the Fund's investments was $102,341 (000), and the unrealized appreciation and depreciation were $31,749 (000) and $(6,248) (000), respectively.

Cost figures are shown with "000's" omitted.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2011 in valuing the Fund's net assets were as follows (000):

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments | | | | |
| Common Stock | $ 122,424 | $ - | $ - | $ 122,424 |
| Affiliated Mutual Fund | $ 5,418 | $ - | $ - | $ 5,418 |
| Total Investments | $ 127,842 | $ - | $ - | $ 127,842 |

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

# Old Mutual Copper Rock International Small Cap Fund

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2011 (Unaudited)

| Description | Shares | Value (000) |
|---|---:|---:|
| **Foreign Common Stock - 96.5%** | | |
| **Australia - 10.4%** | | |
| Ausdrill | 321,800 | $ 1,148 |
| Challenger | 226,400 | 1,193 |
| DuluxGroup | 399,200 | 1,207 |
| iiNet | 393,400 | 1,104 |
| Iluka Resources | 105,000 | 1,899 |
| Mesoblast* | 121,800 | 1,135 |
| Navitas | 203,000 | 881 |
| NRW Holdings | 598,900 | 1,800 |
| Thorn Group | 596,900 | 1,216 |
| Whitehaven Coal | 114,200 | 717 |
| Total Australia | | 12,300 |
| **Austria - 2.5%** | | |
| Andritz | 13,200 | 1,361 |
| Austriamicrosystems | 33,500 | 1,659 |
| Total Austria | | 3,020 |
| **Belgium - 1.2%** | | |
| D'ieteren | 21,300 | 1,456 |
| Total Belgium | | 1,456 |
| **Bermuda - 1.2%** | | |
| Lancashire Holdings | 135,500 | 1,421 |
| Total Bermuda | | 1,421 |
| **Canada - 7.8%** | | |
| AGF Management, Cl B | 81,200 | 1,575 |
| Churchill | 58,400 | 992 |
| Dollarama | 60,400 | 2,046 |
| Laurentian Bank of Canada | 32,500 | 1,502 |
| Major Drilling Group International | 108,600 | 1,413 |
| West Fraser Timber | 31,000 | 1,690 |
| Total Canada | | 9,218 |
| **China - 0.9%** | | |
| China Minzhong Food* | 852,000 | 1,043 |
| Total China | | 1,043 |
| **Colombia - 0.7%** | | |
| Petrominerales | 28,400 | 834 |
| Total Colombia | | 834 |
| **Cyprus - 0.9%** | | |
| Songa Offshore* | 207,600 | 1,028 |
| Total Cyprus | | 1,028 |
| **Denmark - 1.0%** | | |
| Topdanmark* | 6,600 | 1,232 |
| Total Denmark | | 1,232 |
| **Finland - 2.2%** | | |
| Amer Sports, Cl A | 74,000 | 1,230 |
| Kemira | 83,200 | 1,442 |
| Total Finland | | 2,672 |
| **France - 6.4%** | | |
| Altran Technologies* | 121,800 | 986 |
| Mersen | 19,800 | 1,118 |
| Plastic Omnium | 42,600 | 1,388 |
| Rexel | 58,400 | 1,447 |
| Trigano | 33,000 | 1,040 |
| Virbac | 9,200 | 1,574 |
| Total France | | 7,553 |
| **Germany - 8.7%** | | |
| Aareal Bank* | 54,500 | 1,865 |
| Dialog Semiconductor* | 61,400 | 1,120 |
| Gerresheimer | 32,500 | 1,552 |
| Gerry Weber International | 20,300 | 1,333 |
| Jungheinrich | 42,600 | 1,796 |
| Sixt | 30,500 | 1,705 |
| Vossloh | 7,100 | 997 |
| Total Germany | | 10,368 |
| **Hong Kong - 0.6%** | | |

| | | |
|---|---|---|
| Towngas China | 1,358,584 | 726 |
| Total Hong Kong | | 726 |
| **Ireland - 0.9%** | | |
| Smurfit Kappa Group* | 84,800 | 1,011 |
| Total Ireland | | 1,011 |
| **Italy - 1.1%** | | |
| Banca Generali | 95,400 | 1,323 |
| Total Italy | | 1,323 |
| **Japan - 18.8%** | | |
| Awa Bank | 112,000 | 697 |
| Circle K Sunkus | 52,800 | 824 |
| Cosmos Pharmaceutical | 29,400 | 1,242 |
| Fields | 500 | 834 |
| GMO Internet | 150,200 | 675 |
| Hamamatsu Photonics | 23,300 | 1,007 |
| Hoshizaki Electric | 62,400 | 1,385 |
| Iwatani | 239,000 | 850 |
| Japan Petroleum Exploration | 23,900 | 1,122 |
| Kenedix Realty Investment | 200 | 771 |
| Konami | 41,100 | 974 |
| Mitsui Sugar | 208,000 | 837 |
| Nabtesco | 46,000 | 1,114 |
| Nihon Nohyaku | 147,000 | 678 |
| Nippon Densetsu Kogyo | 91,000 | 969 |
| PanaHome | 130,000 | 845 |
| Sanrio | 30,000 | 1,170 |
| Sawai Pharmaceutical | 15,200 | 1,602 |
| SHO-BOND Holdings | 45,200 | 1,090 |
| So-net Entertainment | 200 | 846 |
| Tokyu REIT | 125 | 837 |
| Ube Industries | 367,000 | 1,105 |
| Zeon | 96,000 | 898 |
| Total Japan | | 22,372 |
| **Norway - 2.2%** | | |
| Atea | 113,700 | 1,195 |
| Discovery Offshore* | 121,300 | 241 |
| Kongsberg Gruppen | 42,600 | 1,211 |
| Total Norway | | 2,647 |
| **South Korea - 4.9%** | | |
| AtlasBX | 34,000 | 995 |
| GS Home Shopping | 12,200 | 1,559 |
| Himart* | 10,800 | 554 |
| KIWOOM Securities | 20,300 | 1,072 |
| Paradise | 248,700 | 1,619 |
| Total South Korea | | 5,799 |
| **Sweden - 3.0%** | | |
| Betsson | 53,300 | 1,275 |
| Bilia, Cl A | 47,700 | 861 |
| Wihlborgs Fastigheter | 100,500 | 1,452 |
| Total Sweden | | 3,588 |
| **Switzerland - 2.8%** | | |
| Helvetia Holding | 3,550 | 1,521 |
| Kaba Holding | 4,100 | 1,781 |
| Total Switzerland | | 3,302 |
| **United Arab Emirates - 0.8%** | | |
| Exillon Energy* | 132,500 | 925 |
| Total United Arab Emirates | | 925 |
| **United Kingdom - 17.5%** | | |
| Afren* | 550,700 | 1,395 |
| Bodycote | 184,200 | 1,100 |
| Computacenter | 274,000 | 2,111 |
| Cookson Group | 131,000 | 1,415 |
| Halma | 215,200 | 1,431 |
| ITE Group | 395,900 | 1,387 |
| Jazztel* | 281,700 | 1,805 |
| Majestic Wine | 157,169 | 1,236 |
| Melrose | 223,800 | 1,300 |
| Pace | 572,500 | 979 |
| Perform Group* | 319,800 | 1,063 |
| RPC Group | 263,642 | 1,542 |
| Savills | 173,600 | 1,091 |

| | | | | | |
|---|---:|---:|---:|---:|---:|
| Spectris | | | | 39,600 | 1,014 |
| Spirax-Sarco Engineering | | | | 37,000 | 1,190 |
| Valiant Petroleum* | | | | 82,200 | 779 |
| Total United Kingdom | | | | | 20,838 |
| **Total Foreign Common Stock (Cost $113,436)** | | | | | **114,676** |
| **Investment Company - 3.0%** | | | | | |
| **International Equity - 3.0%** | | | | | |
| iShares MSCI EAFE Small Capital Index Fund | | | | 82,843 | 3,614 |
| Total International Equity | | | | | 3,614 |
| **Total Investment Company (Cost $3,509)** | | | | | **3,614** |
| **Affiliated Mutual Fund - 0.5%** | | | | | |
| Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A) | | | | 570,654 | 571 |
| **Total Affiliated Mutual Fund (Cost $571)** | | | | | **571** |
| **Total Investments - 100.0% (Cost $117,516)†** | | | | | **118,861** |
| **Other Assets and Liabilities, Net - 0.0%** | | | | | **1** |
| **Total Net Assets - 100.0%** | | | | $ | **118,862** |

 * Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of June 30, 2011.

Cl - Class
REIT - Real Estate Investment Trust

† At June 30, 2011, the approximate tax basis cost of the Fund's investments was $117,516 (000), and the unrealized appreciation and depreciation were $3,921 (000) and $(2,576) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
        Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2011 in valuing the Fund's net assets were as follows (000):

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---:|---:|---:|---:|
| Investments | | | | |
|   Foreign Common Stock | | | | |
|     Australia | $ - | $ 12,300 | $ - | $ 12,300 |
|     Austria | - | 3,020 | - | 3,020 |
|     Belgium | - | 1,456 | - | 1,456 |
|     Bermuda | - | 1,421 | - | 1,421 |
|     Canada | 9,218 | - | - | 9,218 |
|     China | - | 1,043 | - | 1,043 |
|     Colombia | 834 | - | - | 834 |
|     Cyprus | - | 1,028 | - | 1,028 |
|     Denmark | - | 1,232 | - | 1,232 |
|     Finland | - | 2,672 | - | 2,672 |
|     France | - | 7,553 | - | 7,553 |
|     Germany | - | 10,368 | - | 10,368 |
|     Hong Kong | - | 726 | - | 726 |
|     Ireland | - | 1,011 | - | 1,011 |
|     Italy | - | 1,323 | - | 1,323 |
|     Japan | - | 22,372 | - | 22,372 |
|     Norway | - | 2,647 | - | 2,647 |
|     South Korea | - | 5,799 | - | 5,799 |
|     Sweden | - | 3,588 | - | 3,588 |
|     Switzerland | - | 3,302 | - | 3,302 |
|     United Arab Emirates | - | 925 | - | 925 |
|     United Kingdom | - | 20,838 | - | 20,838 |

| | | | | | | | |
|---|---:|---|---:|---|---:|---|---:|
| Investment Company | | 3,614 | | - | | - | 3,614 |
| Affiliated Mutual Fund | | 571 | | - | | - | 571 |
| Total Investments | $ | 14,237 | $ | 104,624 | $ | - | $ 118,861 |

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing quotations of an independent pricing service and are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period.

# Old Mutual Focused Fund

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2011 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Common Stock - 95.3%** | | |
| **Agricultural Operations - 2.7%** | | |
| Archer-Daniels-Midland | 540,000 | $ 16,281 |
| Total Agricultural Operations | | 16,281 |
| **Applications Software - 6.4%** | | |
| Microsoft | 1,502,135 | 39,056 |
| Total Applications Software | | 39,056 |
| **Chemicals-Diversified - 1.9%** | | |
| Dow Chemical | 330,000 | 11,880 |
| Total Chemicals-Diversified | | 11,880 |
| **Commercial Services-Finance - 2.1%** | | |
| Visa, Cl A | 150,000 | 12,639 |
| Total Commercial Services-Finance | | 12,639 |
| **Computers - 3.8%** | | |
| Apple* | 69,981 | 23,491 |
| Total Computers | | 23,491 |
| **Diversified Banking Institutions - 3.6%** | | |
| JPMorgan Chase | 537,301 | 21,997 |
| Total Diversified Banking Institutions | | 21,997 |
| **Diversified Manufacturing Operations - 5.8%** | | |
| General Electric | 1,881,620 | 35,487 |
| Total Diversified Manufacturing Operations | | 35,487 |
| **Finance-Other Services - 3.1%** | | |
| CME Group, Cl A | 64,000 | 18,662 |
| Total Finance-Other Services | | 18,662 |
| **Independent Power Producer - 2.4%** | | |
| NRG Energy* | 587,326 | 14,437 |
| Total Independent Power Producer | | 14,437 |
| **Investment Management/Advisory Services - 4.7%** | | |
| BlackRock | 83,000 | 15,920 |
| Invesco | 545,000 | 12,753 |
| Total Investment Management/Advisory Services | | 28,673 |
| **Life/Health Insurance - 3.2%** | | |
| Prudential Financial | 304,504 | 19,363 |
| Total Life/Health Insurance | | 19,363 |
| **Medical Products - 1.8%** | | |
| Covidien | 210,000 | 11,178 |
| Total Medical Products | | 11,178 |
| **Medical-Biomedical/Genetics - 4.6%** | | |
| Celgene* | 467,000 | 28,169 |
| Total Medical-Biomedical/Genetics | | 28,169 |
| **Medical-Drugs - 9.5%** | | |
| Abbott Laboratories | 663,500 | 34,913 |
| Merck | 655,000 | 23,115 |
| Total Medical-Drugs | | 58,028 |
| **Medical-Generic Drugs - 4.0%** | | |
| Teva Pharmaceutical Industries ADR | 510,000 | 24,592 |
| Total Medical-Generic Drugs | | 24,592 |
| **Medical-HMO - 1.8%** | | |
| UnitedHealth Group | 212,457 | 10,959 |
| Total Medical-HMO | | 10,959 |
| **Multi-line Insurance - 11.4%** | | |
| Allstate | 282,644 | 8,629 |
| Hartford Financial Services Group | 585,000 | 15,427 |
| MetLife | 1,037,930 | 45,534 |
| Total Multi-line Insurance | | 69,590 |
| **Networking Products - 1.7%** | | |
| Cisco Systems | 669,013 | 10,443 |
| Total Networking Products | | 10,443 |
| **Oil Companies-Integrated - 8.0%** | | |
| Royal Dutch Shell ADR | 519,400 | 36,945 |
| Suncor Energy | 300,000 | 11,730 |
| Total Oil Companies-Integrated | | 48,675 |

| | | |
|---|---|---:|
| **Oil-Field Services - 0.9%** | | |
| Weatherford International* | 300,000 | 5,625 |
| Total Oil-Field Services | | 5,625 |
| **Reinsurance - 1.6%** | | |
| Berkshire Hathaway, Cl B* | 130,350 | 10,088 |
| Total Reinsurance | | 10,088 |
| **Retail-Drug Store - 4.0%** | | |
| CVS Caremark | 642,500 | 24,145 |
| Total Retail-Drug Store | | 24,145 |
| **Web Portals/ISP - 4.8%** | | |
| Google, Cl A* | 58,200 | 29,471 |
| Total Web Portals/ISP | | 29,471 |
| **Wireless Equipment - 1.5%** | | |
| Qualcomm | 158,600 | 9,007 |
| Total Wireless Equipment | | 9,007 |
| **Total Common Stock (Cost $523,941)** | | **581,936** |
| **Affiliated Mutual Fund - 3.9%** | | |
| Old Mutual Cash Reserves Fund, Institutional Class, 0.00%(A) | 23,589,618 | 23,590 |
| **Total Affiliated Mutual Fund (Cost $23,590)** | | **23,590** |
| **Total Investments - 99.2% (Cost $547,531)†** | | **605,526** |
| **Other Assets and Liabilities, Net - 0.8%** | | **5,078** |
| **Total Net Assets - 100.0%** | $ | **610,604** |

 

\* Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of June 30, 2011.

ADR - American Depositary Receipt
Cl - Class
HMO - Health Maintenance Organization
ISP - Internet Service Provider

† At June 30, 2011, the approximate tax basis cost of the Fund's investments was $547,531 (000), and the unrealized appreciation and depreciation were $63,945 (000) and $(5,950) (000), respectively.

Cost figures are shown with "000's" omitted.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2011 in valuing the Fund's net assets were as follows (000):

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---:|---:|---:|---:|
| Investments | | | | |
|   Common Stock | $ 581,936 | $ - | $ - | $ 581,936 |
|   Affiliated Mutual Fund | 23,590 | - | - | 23,590 |
| Total Investments | $ 605,526 | $ - | $ - | $ 605,526 |

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

# Old Mutual Heitman REIT Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2011 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Common Stock - 99.4%** | | |
| **Hotels & Motels - 1.5%** | | |
| Hyatt Hotels, Cl A* | 24,400 | $ 996 |
| Total Hotels & Motels | | 996 |
| **Real Estate Operation/Development - 2.5%** | | |
| Brookfield Properties | 59,025 | 1,138 |
| Forest City Enterprises, Cl A* | 28,600 | 534 |
| Total Real Estate Operation/Development | | 1,672 |
| **REITs-Apartments - 16.5%** | | |
| AvalonBay Communities | 28,337 | 3,638 |
| BRE Properties | 20,100 | 1,002 |
| Equity Residential | 50,482 | 3,029 |
| Essex Property Trust | 13,975 | 1,891 |
| UDR | 52,700 | 1,294 |
| Total REITs-Apartments | | 10,854 |
| **REITs-Diversified - 12.8%** | | |
| Colonial Properties Trust | 32,300 | 659 |
| Cousins Properties | 55,800 | 477 |
| Digital Realty Trust | 45,102 | 2,786 |
| Duke Realty | 71,600 | 1,003 |
| Liberty Property Trust | 13,525 | 441 |
| Vornado Realty Trust | 33,151 | 3,089 |
| Total REITS-Diversified | | 8,455 |
| **REITs-Health Care - 12.4%** | | |
| HCP | 83,050 | 3,047 |
| Health Care REIT | 46,217 | 2,423 |
| Ventas | 51,400 | 2,709 |
| Total REITS-Health Care | | 8,179 |
| **REITs-Hotels - 6.2%** | | |
| Host Hotels & Resorts | 158,639 | 2,689 |
| LaSalle Hotel Properties | 38,559 | 1,016 |
| Rlj Lodging Trust* | 22,900 | 398 |
| Total REITS-Hotels | | 4,103 |
| **REITs-Office Property - 12.4%** | | |
| Boston Properties | 33,560 | 3,563 |
| Douglas Emmett | 50,000 | 994 |
| Highwoods Properties | 24,100 | 798 |
| Hudson Pacific Properties* | 8,425 | 131 |
| Mack-Cali Realty | 25,920 | 854 |
| SL Green Realty | 22,325 | 1,850 |
| Total REITS-Office Property | | 8,190 |
| **REITs-Regional Malls - 16.7%** | | |
| Glimcher Realty Trust | 117,825 | 1,119 |
| Simon Property Group | 69,787 | 8,111 |
| Taubman Centers | 30,075 | 1,781 |
| Total REITS-Regional Malls | | 11,011 |
| **REITs-Shopping Centers - 5.8%** | | |
| Developers Diversified Realty | 115,750 | 1,632 |
| Kimco Realty | 28,700 | 535 |
| Regency Centers | 37,700 | 1,658 |
| Total REITS-Shopping Centers | | 3,825 |
| **REITs-Storage - 5.5%** | | |
| Public Storage | 27,298 | 3,112 |
| U-Store-It Trust | 50,650 | 533 |
| Total REITS-Storage | | 3,645 |
| **REITs-Warehouse/Industrial - 7.1%** | | |
| First Industrial Realty Trust* | 112,100 | 1,284 |
| ProLogis* | 93,947 | 3,367 |
| Total REITs-Warehouse/Industrial | | 4,651 |
| **Total Common Stock (Cost $45,500)** | | **65,581** |
| **Affiliated Mutual Fund - 0.2%** | | |
| Old Mutual Cash Reserves Fund, Institutional Class, 0.00%(A) | 126,419 | 126 |
| **Total Affiliated Mutual Fund (Cost $126)** | | **126** |
| **Total Investments - 99.6% (Cost $45,626)†** | | **65,707** |

| | | |
|---|---|---:|
| **Other Assets and Liabilities, Net - 0.4%** | | 236 |
| **Total Net Assets - 100.0%** | | **$ 65,943** |

\* Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of June 30, 2011.

Cl - Class
REITs - Real Estate Investment Trusts

† At June 30, 2011, the approximate tax basis cost of the Fund's investments was $45,626 (000), and the unrealized appreciation and depreciation were $20,403(000) and $(322) (000), respectively.

Cost figures are shown with "000's" omitted.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2011 in valuing the Fund's net assets were as follows (000):

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---:|---:|---:|---:|
| Investments | | | | |
| Common Stock | $ 65,581 | $ - | $ - | $ 65,581 |
| Affiliated Mutual Fund | 126 | - | - | 126 |
| Total Investments | $ 65,707 | $ - | $ - | $ 65,707 |

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

# Old Mutual Large Cap Growth Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2011 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Common Stock - 99.4%** | | |
| **Apparel Manufacturers - 1.3%** | | |
| Polo Ralph Lauren | 18,850 | $ 2,500 |
| Total Apparel Manufacturers | | 2,500 |
| **Applications Software - 2.1%** | | |
| Microsoft | 157,761 | 4,102 |
| Total Applications Software | | 4,102 |
| **Athletic Footwear - 2.2%** | | |
| NIKE, Cl B | 47,540 | 4,278 |
| Total Athletic Footwear | | 4,278 |
| **Auto/Truck Parts & Equipment-Original - 2.4%** | | |
| BorgWarner* | 58,900 | 4,758 |
| Total Auto/Truck Parts & Equipment-Original | | 4,758 |
| **Beverages-Non-Alcoholic - 1.9%** | | |
| PepsiCo | 52,855 | 3,723 |
| Total Beverages-Non-Alcoholic | | 3,723 |
| **Beverages-Wine/Spirits - 1.6%** | | |
| Diageo ADR | 37,985 | 3,110 |
| Total Beverages-Wine/Spirits | | 3,110 |
| **Brewery - 2.5%** | | |
| Cia de Bebidas das Americas ADR | 145,300 | 4,901 |
| Total Brewery | | 4,901 |
| **Cable/Satellite TV - 1.3%** | | |
| DIRECTV, Cl A* | 52,684 | 2,677 |
| Total Cable/Satellite TV | | 2,677 |
| **Computer Services - 6.5%** | | |
| Accenture, Cl A | 45,870 | 2,772 |
| Cognizant Technology Solutions, Cl A* | 61,555 | 4,514 |
| International Business Machines | 31,897 | 5,472 |
| Total Computer Services | | 12,758 |
| **Computers - 4.3%** | | |
| Apple* | 25,380 | 8,519 |
| Total Computers | | 8,519 |
| **Computers-Memory Devices - 2.7%** | | |
| EMC* | 192,391 | 5,300 |
| Total Computers-Memory Devices | | 5,300 |
| **Cosmetics & Toiletries - 2.2%** | | |
| Estee Lauder, Cl A | 41,300 | 4,344 |
| Total Cosmetics & Toiletries | | 4,344 |
| **Cruise Lines - 1.6%** | | |
| Carnival | 83,405 | 3,138 |
| Total Cruise Lines | | 3,138 |
| **Diversified Manufacturing Operations - 4.2%** | | |
| Danaher | 66,565 | 3,527 |
| Dover | 69,520 | 4,714 |
| Total Diversified Manufacturing Operations | | 8,241 |
| **E-Commerce/Products - 1.2%** | | |
| Amazon.com* | 11,410 | 2,333 |
| Total E-Commerce/Products | | 2,333 |
| **E-Commerce/Services - 3.9%** | | |
| eBay* | 106,200 | 3,427 |
| priceline.com* | 8,405 | 4,303 |
| Total E-Commerce/Services | | 7,730 |
| **Electronic Components-Semiconductors - 3.2%** | | |
| Broadcom, Cl A | 67,135 | 2,259 |
| Texas Instruments | 121,145 | 3,977 |
| Total Electronic Components-Semiconductors | | 6,236 |
| **Engineering/R&D Services - 4.4%** | | |
| ABB ADR | 155,965 | 4,048 |
| Fluor | 27,100 | 1,752 |
| Jacobs Engineering Group* | 64,720 | 2,799 |
| Total Engineering/R&D Services | | 8,599 |

| | | |
|---|---|---|
| **Enterprise Software/Services - 2.4%** | | |
| Oracle | 146,648 | 4,826 |
| Total Enterprise Software/Services | | 4,826 |
| **Industrial Gases - 2.2%** | | |
| Praxair | 40,183 | 4,355 |
| Total Industrial Gases | | 4,355 |
| **Instruments-Scientific - 1.6%** | | |
| Thermo Fisher Scientific* | 49,715 | 3,201 |
| Total Instruments-Scientific | | 3,201 |
| **Internet Content-Entertainment - 0.9%** | | |
| NetEase.com ADR* | 39,695 | 1,790 |
| Total Internet Content-Entertainment | | 1,790 |
| **Investment Management/Advisor Services - 2.1%** | | |
| Ameriprise Financial | 36,952 | 2,132 |
| T Rowe Price Group | 34,276 | 2,068 |
| Total Investment Management/Advisor Services | | 4,200 |
| **Life/Health Insurance - 1.8%** | | |
| Aflac | 74,840 | 3,494 |
| Total Life/Health Insurance | | 3,494 |
| **Machinery-Construction & Mining - 1.2%** | | |
| Caterpillar | 22,070 | 2,350 |
| Total Machinery-Construction & Mining | | 2,350 |
| **Machinery-Farm - 1.3%** | | |
| AGCO* | 54,454 | 2,688 |
| Total Machinery-Farm | | 2,688 |
| **Machinery-Pumps - 1.2%** | | |
| Flowserve | 21,610 | 2,375 |
| Total Machinery-Pumps | | 2,375 |
| **Medical Information Systems - 1.8%** | | |
| Cerner* | 57,314 | 3,502 |
| Total Medical Information Systems | | 3,502 |
| **Medical Products - 4.4%** | | |
| Henry Schein* | 62,501 | 4,474 |
| Varian Medical Systems* | 61,711 | 4,321 |
| Total Medical Products | | 8,795 |
| **Medical-Biomedical/Genetics - 2.2%** | | |
| Celgene* | 40,061 | 2,417 |
| Life Technologies* | 36,185 | 1,884 |
| Total Medical-Biomedical/Genetics | | 4,301 |
| **Medical-Drugs - 1.7%** | | |
| Allergan | 40,389 | 3,362 |
| Total Medical-Drugs | | 3,362 |
| **Medical-Generic Drugs - 1.2%** | | |
| Teva Pharmaceutical Industries ADR | 48,365 | 2,332 |
| Total Medical-Generic Drugs | | 2,332 |
| **Multimedia - 0.9%** | | |
| Walt Disney | 46,385 | 1,811 |
| Total Multimedia | | 1,811 |
| **Networking Products - 1.0%** | | |
| Cisco Systems | 124,396 | 1,942 |
| Total Networking Products | | 1,942 |
| **Oil Companies-Exploration & Production - 5.0%** | | |
| Anadarko Petroleum | 41,265 | 3,168 |
| CNOOC ADR | 9,375 | 2,212 |
| Pioneer Natural Resources | 50,278 | 4,503 |
| Total Oil Companies-Exploration & Production | | 9,883 |
| **Oil Companies-Integrated - 1.4%** | | |
| Hess | 36,735 | 2,746 |
| Total Oil Companies-Integrated | | 2,746 |
| **Oil Field Machinery & Equipment - 1.9%** | | |
| Cameron International* | 74,615 | 3,752 |
| Total Oil Field Machinery & Equipment | | 3,752 |
| **Oil-Field Services - 4.8%** | | |
| Halliburton | 104,702 | 5,340 |
| Schlumberger | 47,341 | 4,090 |
| Total Oil-Field Services | | 9,430 |
| **Pharmacy Services - 1.4%** | | |
| Express Scripts* | 51,576 | 2,784 |
| Total Pharmacy Services | | 2,784 |

| | | |
|---|---|---|
| **Retail-Restaurants - 2.5%** | | |
| McDonald's | 57,860 | 4,879 |
| Total Retail-Restaurants | | 4,879 |
| **Transportation-Rail - 2.5%** | | |
| Union Pacific | 46,855 | 4,892 |
| Total Transportation-Rail | | 4,892 |
| **Web Portals/ISP - 2.5%** | | |
| Google, Cl A* | 9,604 | 4,863 |
| Total Web Portals/ISP | | 4,863 |
| **Total Common Stock (Cost $137,540)** | | **195,800** |
| **Affiliated Mutual Fund - 0.7%** | | |
| Old Mutual Cash Reserves Fund, Institutional Class, 0.00%(A) | 1,320,784 | 1,321 |
| **Total Affiliated Mutual Fund (Cost $1,321)** | | **1,321** |
| **Total Investments - 100.1% (Cost $138,861)†** | | **197,121** |
| **Other Assets and Liabilities, Net - (0.1)%** | | **(123)** |
| **Total Net Assets - 100.0%** | | **$ 196,998** |

\* Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of June 30, 2011.

ADR - American Depositary Receipt
Cl - Class
ISP - Internet Service Provider
R&D - Research and Development

† At June 30, 2011, the approximate tax basis cost of the Fund's investments was $138,861 (000), and the unrealized appreciation and depreciation were $60,979 (000) and $(2,719) (000), respectively.

Cost figures are shown with "000's" omitted.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2011 in valuing the Fund's net assets were as follows (000):

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments | | | | |
| Common Stock | $ 195,800 | $ - | $ - | $ 195,800 |
| Affiliated Mutual Fund | 1,321 | - | - | 1,321 |
| Total Investments | $ 197,121 | $ - | $ - | $ 197,121 |

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

# Old Mutual TS&W Mid-Cap Value Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2011 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Common Stock - 94.6%** | | |
| **Aerospace/Defense-Equipment - 1.6%** | | |
| Alliant Techsystems | 53,750 | $ 3,834 |
| Total Aerospace/Defense-Equipment | | 3,834 |
| **Agricultural Chemicals - 1.4%** | | |
| CF Industries Holdings | 24,600 | 3,485 |
| Total Agricultural Chemicals | | 3,485 |
| **Apparel Manufacturers - 1.5%** | | |
| VF | 35,100 | 3,810 |
| Total Apparel Manufacturers | | 3,810 |
| **Auto/Truck Parts & Equipment-Original - 1.0%** | | |
| Lear | 48,200 | 2,578 |
| Total Auto/Truck Parts & Equipment-Original | | 2,578 |
| **Auto-Medium & Heavy Duty Trucks - 1.1%** | | |
| Oshkosh* | 89,400 | 2,587 |
| Total Auto-Medium & Heavy Duty Trucks | | 2,587 |
| **Beverages-Non-Alcoholic - 2.1%** | | |
| Coca-Cola Enterprises | 82,400 | 2,404 |
| Dr Pepper Snapple Group | 64,100 | 2,688 |
| Total Beverages-Non-Alcoholic | | 5,092 |
| **Commercial Banks-Western US - 1.1%** | | |
| East West Bancorp | 134,501 | 2,718 |
| Total Commercial Banks-Western US | | 2,718 |
| **Commercial Services-Finance - 2.3%** | | |
| Global Payments | 58,900 | 3,004 |
| H&R Block | 165,134 | 2,649 |
| Total Commercial Services-Finance | | 5,653 |
| **Computers-Memory Devices - 2.1%** | | |
| SanDisk* | 54,800 | 2,274 |
| Western Digital* | 79,700 | 2,900 |
| Total Computers-Memory Devices | | 5,174 |
| **Consulting Services - 3.6%** | | |
| SAIC* | 203,500 | 3,423 |
| Towers Watson, Cl A | 81,800 | 5,375 |
| Total Consulting Services | | 8,798 |
| **Containers-Metal/Glass - 2.1%** | | |
| Crown Holdings* | 136,100 | 5,283 |
| Total Containers-Metal/Glass | | 5,283 |
| **Containers-Paper/Plastic - 1.7%** | | |
| Bemis | 120,900 | 4,084 |
| Total Containers-Paper/Plastic | | 4,084 |
| **Data Processing/Management - 2.0%** | | |
| Fidelity National Information Services | 158,886 | 4,892 |
| Total Data Processing/Management | | 4,892 |
| **Diversified Manufacturing Operations - 1.3%** | | |
| ITT | 55,600 | 3,276 |
| Total Diversified Manufacturing Operations | | 3,276 |
| **E-Commerce/Services - 1.2%** | | |
| Expedia | 98,100 | 2,844 |
| Total E-Commerce/Services | | 2,844 |
| **Electric-Integrated - 6.1%** | | |
| CMS Energy | 251,000 | 4,942 |
| OGE Energy | 73,100 | 3,678 |
| PG&E | 152,600 | 6,414 |
| Total Electric-Integrated | | 15,034 |
| **Electronic Components-Semiconductors - 1.4%** | | |
| Micron Technology* | 281,600 | 2,107 |
| Skyworks Solutions* | 53,800 | 1,236 |
| Total Electronic Components-Semiconductors | | 3,343 |
| **Engineering/R&D Services - 2.6%** | | |
| EMCOR Group* | 86,984 | 2,549 |
| URS* | 83,300 | 3,727 |
| Total Engineering/R&D Services | | 6,276 |
| **Entertainment Software - 1.2%** | | |
| Activision Blizzard | 258,200 | 3,016 |
| Total Entertainment Software | | 3,016 |
| **Finance-Investment Banker/Broker - 1.4%** | | |
| TD Ameritrade Holding | 173,100 | 3,377 |
| Total Finance-Investment Banker/Broker | | 3,377 |
| **Gas-Distribution - 5.6%** | | |
| CenterPoint Energy | 217,850 | 4,216 |
| NiSource | 172,600 | 3,495 |
| Sempra Energy | 112,900 | 5,970 |
| Total Gas-Distribution | | 13,681 |

| | | |
|---|---|---|
| **Insurance Brokers - 3.7%** | | |
| AON | 82,609 | 4,238 |
| Willis Group Holdings | 118,820 | 4,884 |
| Total Insurance Brokers | | 9,122 |
| **Internet Security - 1.2%** | | |
| Symantec* | 145,700 | 2,873 |
| Total Internet Security | | 2,873 |
| **Medical Labs & Testing Services - 2.0%** | | |
| Quest Diagnostics | 81,300 | 4,805 |
| Total Medical Labs & Testing Services | | 4,805 |
| **Medical Products - 1.7%** | | |
| Hospira* | 74,400 | 4,215 |
| Total Medical Products | | 4,215 |
| **Medical-Drugs - 3.2%** | | |
| Endo Pharmaceuticals Holdings* | 105,556 | 4,240 |
| Forest Laboratories* | 90,100 | 3,545 |
| Total Medical-Drugs | | 7,785 |
| **Medical-Generic Drugs - 1.8%** | | |
| Mylan* | 181,500 | 4,478 |
| Total Medical-Generic Drugs | | 4,478 |
| **Medical-Wholesale Drug Distributors - 1.9%** | | |
| AmerisourceBergen | 115,600 | 4,786 |
| Total Medical-Wholesale Drug Distributors | | 4,786 |
| **Non-Hazardous Waste Disposal - 1.0%** | | |
| Republic Services | 79,115 | 2,441 |
| Total Non-Hazardous Waste Disposal | | 2,441 |
| **Oil & Gas Drilling - 1.6%** | | |
| Patterson-UTI Energy | 121,900 | 3,853 |
| Total Oil & Gas Drilling | | 3,853 |
| **Oil Companies-Exploration & Production - 2.7%** | | |
| Petrohawk Energy* | 75,100 | 1,853 |
| Sandridge Energy* | 230,897 | 2,461 |
| Whiting Petroleum* | 39,800 | 2,265 |
| Total Oil Companies-Exploration & Production | | 6,579 |
| **Oil Field Machinery & Equipment - 0.8%** | | |
| Dresser-Rand Group* | 36,200 | 1,946 |
| Total Oil Field Machinery & Equipment | | 1,946 |
| **Physician Practice Management - 1.7%** | | |
| Mednax* | 57,900 | 4,180 |
| Total Physician Practice Management | | 4,180 |
| **Property/Casualty Insurance - 3.7%** | | |
| Arch Capital Group* | 150,850 | 4,815 |
| HCC Insurance Holdings | 133,600 | 4,208 |
| Total Property/Casualty Insurance | | 9,023 |
| **Publishing-Books - 0.9%** | | |
| John Wiley & Sons, Cl A | 42,294 | 2,200 |
| Total Publishing-Books | | 2,200 |
| **Reinsurance - 2.0%** | | |
| PartnerRe | 70,800 | 4,875 |
| Total Reinsurance | | 4,875 |
| **REITs-Diversified - 1.5%** | | |
| Rayonier | 57,400 | 3,751 |
| Total REITs-Diversified | | 3,751 |
| **REITs-Health Care - 1.0%** | | |
| Health Care REIT | 45,100 | 2,365 |
| Total REITs-Health Care | | 2,365 |
| **REITs-Mortgage - 3.0%** | | |
| Annaly Capital Management | 414,900 | 7,485 |
| Total REITs-Mortgage | | 7,485 |
| **Retail-Apparel/Shoe - 2.5%** | | |
| Aeropostale* | 166,850 | 2,920 |
| Ross Stores | 39,400 | 3,157 |
| Total Retail-Apparel/Shoe | | 6,077 |
| **Retail-Computer Equipment - 1.5%** | | |
| GameStop, Cl A* | 135,632 | 3,617 |
| Total Retail-Computer Equipment | | 3,617 |
| **Retail-Major Deptartment Store - 2.0%** | | |
| TJX | 95,000 | 4,990 |
| Total Retail-Major Deptartment Store | | 4,990 |
| **Satellite Telecommunications - 1.1%** | | |
| EchoStar, Cl A* | 71,125 | 2,591 |
| Total Satellite Telecommunications | | 2,591 |
| **Schools - 1.5%** | | |
| DeVry | 61,851 | 3,657 |
| Total Schools | | 3,657 |
| **Semiconductor Equipment - 2.0%** | | |
| LAM Research* | 57,200 | 2,533 |
| Teradyne* | 165,600 | 2,451 |
| Total Semiconductor Equipment | | 4,984 |
| **Telecommunications Services - 2.3%** | | |
| Amdocs* | 186,500 | 5,668 |
| Total Telecommunications Services | | 5,668 |

**Telephone-Integrated - 1.9%**

| | | |
|---|---|---|
| Windstream | 364,200 | 4,720 |
| Total Telephone-Integrated | | 4,720 |
| **Total Common Stock (Cost $187,272)** | | **231,901** |
| **Affiliated Mutual Fund - 3.5%** | | |
| Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A) | 8,647,081 | 8,647 |
| **Total Affiliated Mutual Fund (Cost $8,647)** | | **8,647** |
| **Total Investments - 98.1% (Cost $195,919)†** | | **240,548** |
| **Other Assets and Liabilities, Net - 1.9%** | | **4,588** |
| **Total Net Assets - 100.0%** | | $ **245,136** |

\* Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of June 30, 2011.

Cl - Class
R&D - Research and Development
REITs - Real Estate Investment Trusts

† At June 30, 2011, the approximate tax basis cost of the Fund's investments was $195,919 (000), and the unrealized appreciation and depreciation were $46,279(000) and $(1,650) (000), respectively.

Cost figures are shown with "000's" omitted.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2011 in valuing the Fund's net assets were as follows (000):

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments | | | | |
| Common Stock | $ 231,901 | $ - | $ - | $ 231,901 |
| Affiliated Mutual Fund | 8,647 | - | - | 8,647 |
| Total Investments | $ 240,548 | $ - | $ - | $ 240,548 |

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning

## Old Mutual TS&W Small Cap Value Fund

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2011 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Common Stock - 97.2%** | | |
| **Advanced Materials/Products - 1.1%** | | |
| Ceradyne* | 32,991 | $ 1,286 |
| Total Advanced Materials/Products | | 1,286 |
| **Aerospace/Defense-Equipment - 1.1%** | | |
| Orbital Sciences* | 76,800 | 1,294 |
| Total Aerospace/Defense-Equipment | | 1,294 |
| **Agricultural Operations - 1.8%** | | |
| Andersons | 48,400 | 2,045 |
| Total Agricultural Operations | | 2,045 |
| **Airlines - 0.9%** | | |
| Hawaiian Holdings* | 172,600 | 984 |
| Total Airlines | | 984 |
| **Apparel Manufacturers - 1.8%** | | |
| G-III Apparel Group* | 36,100 | 1,245 |
| Quiksilver* | 179,000 | 841 |
| Total Apparel Manufacturers | | 2,086 |
| **Auto/Truck Parts & Equipment-Original - 0.3%** | | |
| Fuel Systems Solutions* | 13,600 | 339 |
| Total Auto/Truck Parts & Equipment-Original | | 339 |
| **Building Products-Doors & Windows - 0.4%** | | |
| Apogee Enterprises | 35,700 | 457 |
| Total Building Products-Doors & Windows | | 457 |
| **Casino Hotels - 0.8%** | | |
| Ameristar Casinos | 38,200 | 906 |
| Total Casino Hotels | | 906 |
| **Chemicals-Plastics - 1.7%** | | |
| A Schulman | 62,400 | 1,572 |
| Spartech* | 50,600 | 308 |
| Total Chemicals-Plastics | | 1,880 |
| **Commercial Banks-Central US - 2.8%** | | |
| First Financial Bancorp | 30,500 | 509 |
| First Financial Bankshares | 13,050 | 450 |
| Texas Capital Bancshares* | 23,500 | 607 |
| Wintrust Financial | 50,900 | 1,638 |
| Total Commercial Banks-Central US | | 3,204 |
| **Commercial Banks-Southern US - 2.2%** | | |
| Bank of the Ozarks | 13,700 | 713 |
| Iberiabank | 30,000 | 1,729 |
| Total Commercial Banks-Southern US | | 2,442 |
| **Commercial Banks-Western US - 3.6%** | | |
| Columbia Banking System | 64,000 | 1,102 |
| SVB Financial Group* | 37,000 | 2,209 |
| Western Alliance Bancorp* | 105,700 | 751 |
| Total Commercial Banks-Western US | | 4,062 |
| **Commercial Services - 0.8%** | | |
| Acacia Research - Acacia Technologies* | 25,700 | 943 |
| Total Commercial Services | | 943 |
| **Commercial Services-Finance - 1.7%** | | |
| Heartland Payment Systems | 59,300 | 1,222 |
| Wright Express* | 13,700 | 713 |
| Total Commercial Services-Finance | | 1,935 |
| **Containers-Paper/Plastic - 0.7%** | | |
| Temple-Inland | 26,800 | 797 |
| Total Containers-Paper/Plastic | | 797 |
| **Cosmetics & Toiletries - 0.5%** | | |
| Revlon, Cl A* | 33,800 | 568 |
| Total Cosmetics & Toiletries | | 568 |
| **Data Processing/Management - 0.4%** | | |
| CSG Systems International* | 23,800 | 440 |
| Total Data Processing/Management | | 440 |
| **Distribution/Wholesale - 1.5%** | | |
| MWI Veterinary Supply* | 13,600 | 1,098 |
| Watsco | 8,700 | 592 |
| Total Distribution/Wholesale | | 1,690 |
| **Diversified Manufacturing Operations - 2.8%** | | |
| Actuant, Cl A | 83,550 | 2,242 |
| LSB Industries* | 22,700 | 974 |
| Total Diversified Manufacturing Operations | | 3,216 |
| **E-Commerce/Products - 1.3%** | | |
| NutriSystem | 32,700 | 460 |
| Shutterfly* | 18,300 | 1,051 |
| Total E-Commerce/Products | | 1,511 |
| **Electric-Integrated - 4.6%** | | |
| Cleco | 57,000 | 1,986 |
| Northwestern | 33,250 | 1,101 |
| Unisource Energy | 56,200 | 2,098 |
| Total Electric-Integrated | | 5,185 |

**Electronic Components-Semiconductors - 3.6%**

| | | |
|---|---:|---:|
| Diodes* | 19,300 | 504 |
| GT Solar International* | 93,900 | 1,521 |
| International Rectifier* | 21,600 | 604 |
| Silicon Image* | 217,100 | 1,403 |
| Total Electronic Components-Semiconductors | | 4,032 |

**E-Marketing/Information - 1.0%**

| | | |
|---|---:|---:|
| ValueClick* | 71,500 | 1,187 |
| Total E-Marketing/Information | | 1,187 |

**Enterprise Software/Services - 0.7%**

| | | |
|---|---:|---:|
| SYNNEX* | 25,700 | 815 |
| Total Enterprise Software/Services | | 815 |

**Filtration/Separation Products - 1.0%**

| | | |
|---|---:|---:|
| Polypore International* | 16,400 | 1,113 |
| Total Filtration/Separation Products | | 1,113 |

**Finance-Consumer Loans - 2.2%**

| | | |
|---|---:|---:|
| Ocwen Financial* | 79,500 | 1,014 |
| World Acceptance* | 22,700 | 1,489 |
| Total Finance-Consumer Loans | | 2,503 |

**Financial Guarantee Insurance - 0.6%**

| | | |
|---|---:|---:|
| MGIC Investment* | 112,400 | 669 |
| Total Financial Guarantee Insurance | | 669 |

**Food-Miscellaneous/Diversified - 0.8%**

| | | |
|---|---:|---:|
| Hain Celestial Group* | 28,500 | 951 |
| Total Food-Miscellaneous/Diversified | | 951 |

**Gas-Distribution - 1.3%**

| | | |
|---|---:|---:|
| Southwest Gas | 39,300 | 1,517 |
| Total Gas-Distribution | | 1,517 |

**Investment Management/Advisory Services - 0.6%**

| | | |
|---|---:|---:|
| Altisource Portfolio Solutions* | 18,666 | 687 |
| Total Investment Management/Advisory Services | | 687 |

**Machinery-Material Handling - 0.5%**

| | | |
|---|---:|---:|
| NACCO Industries, Cl A | 5,500 | 532 |
| Total Machinery-Material Handling | | 532 |

**Medical-Drugs - 1.0%**

| | | |
|---|---:|---:|
| Medicis Pharmaceutical, Cl A | 29,200 | 1,115 |
| Total Medical-Drugs | | 1,115 |

**Medical-Generic Drugs - 0.5%**

| | | |
|---|---:|---:|
| Par Pharmaceutical* | 16,400 | 541 |
| Total Medical-Generic Drugs | | 541 |

**Medical-HMO - 1.6%**

| | | |
|---|---:|---:|
| HealthSpring* | 38,800 | 1,789 |
| Total Medical-HMO | | 1,789 |

**Medical-Hospitals - 1.7%**

| | | |
|---|---:|---:|
| Health Management Associates, Cl A* | 174,600 | 1,882 |
| Total Medical-Hospitals | | 1,882 |

**Medical-Nursing Homes - 0.4%**

| | | |
|---|---:|---:|
| Kindred Healthcare* | 19,700 | 423 |
| Total Medical-Nursing Homes | | 423 |

**Medical-Outpatient/Home Medical - 0.8%**

| | | |
|---|---:|---:|
| Air Methods* | 12,700 | 949 |
| Total Medical-Outpatient/Home Medical | | 949 |

**Medical-Outpatient/Home Medicine - 2.0%**

| | | |
|---|---:|---:|
| Almost Family* | 16,600 | 455 |
| Amedisys* | 25,300 | 673 |
| Amsurg, Cl A* | 44,200 | 1,155 |
| Total Medical-Outpatient/Home Medicine | | 2,283 |

**Metal Processors & Fabricators - 0.9%**

| | | |
|---|---:|---:|
| Dynamic Materials | 23,100 | 518 |
| LB Foster, Cl A | 13,710 | 451 |
| Total Metal Processors & Fabricators | | 969 |

**Multimedia - 0.7%**

| | | |
|---|---:|---:|
| EW Scripps, Cl A* | 85,500 | 827 |
| Total Multimedia | | 827 |

**Non-Ferrous Metals - 0.6%**

| | | |
|---|---:|---:|
| USEC* | 203,300 | 679 |
| Total Non-Ferrous Metals | | 679 |

**Oil & Gas Drilling - 0.6%**

| | | |
|---|---:|---:|
| Patterson-UTI Energy | 21,600 | 683 |
| Total Oil & Gas Drilling | | 683 |

**Oil Companies-Exploration & Production - 2.7%**

| | | |
|---|---:|---:|
| Energy XXI Bermuda* | 36,900 | 1,226 |
| Stone Energy* | 19,200 | 584 |
| Venoco* | 97,350 | 1,240 |
| Total Oil Companies-Exploration & Production | | 3,050 |

**Oil-Field Services - 2.2%**

| | | |
|---|---:|---:|
| Helix Energy Solutions Group* | 49,200 | 815 |
| Newpark Resources* | 183,200 | 1,661 |
| Total Oil-Field Services | | 2,476 |

**Paper & Related Products - 1.7%**

| | | |
|---|---:|---:|
| P.H. Glatfelter | 41,600 | 640 |
| Schweitzer-Mauduit International | 22,964 | 1,289 |
| Total Paper & Related Products | | 1,929 |

**Pharmacy Services - 1.5%**

| | | |
|---|---|---|
| SXC Health Solutions* | 28,400 | 1,673 |
| Total Pharmacy Services | | 1,673 |
| **Power Conversion/Supply Equipment - 0.6%** | | |
| Power-One* | 80,300 | 650 |
| Total Power Conversion/Supply Equipment | | 650 |
| **Printing-Commercial - 2.0%** | | |
| Consolidated Graphics* | 11,000 | 604 |
| Valassis Communications* | 55,000 | 1,667 |
| Total Printing-Commercial | | 2,271 |
| **Property/Casualty Insurance - 1.8%** | | |
| Tower Group | 85,150 | 2,028 |
| Total Property/Casualty Insurance | | 2,028 |
| **Reinsurance - 0.8%** | | |
| Alterra Capital Holdings | 39,900 | 890 |
| Total Reinsurance | | 890 |
| **REITs-Diversified - 1.2%** | | |
| PS Business Parks | 25,000 | 1,377 |
| Total REITs-Diversified | | 1,377 |
| **REITs-Health Care - 1.4%** | | |
| Omega Healthcare Investors | 77,500 | 1,628 |
| Total REITs-Health Care | | 1,628 |
| **REITs-Hotels - 2.2%** | | |
| Ashford Hospitality Trust | 53,100 | 661 |
| LaSalle Hotel Properties | 69,300 | 1,825 |
| Total REITS-Hotels | | 2,486 |
| **REITs-Mortgage - 1.0%** | | |
| Capstead Mortgage | 88,800 | 1,190 |
| Total REITs-Mortgage | | 1,190 |
| **REITS-Office Property - 1.2%** | | |
| Brandywine Realty Trust | 113,900 | 1,320 |
| Total REITS-Office Property | | 1,320 |
| **Rental Auto/Equipment - 2.6%** | | |
| Rent-A-Center | 61,500 | 1,880 |
| RSC Holdings* | 87,800 | 1,050 |
| Total Rental Auto/Equipment | | 2,930 |
| **Retail-Automobile - 0.6%** | | |
| America's Car-Mart* | 20,100 | 663 |
| Total Retail-Automobile | | 663 |
| **Retail-Convenience Store - 0.5%** | | |
| Susser Holdings* | 39,500 | 621 |
| Total Retail-Convenience Store | | 621 |
| **Retail-Miscellaneous/Diversified - 0.7%** | | |
| PriceSmart | 15,500 | 794 |
| Total Retail-Miscellaneous/Diversified | | 794 |
| **Retail-Office Supplies - 0.5%** | | |
| OfficeMax* | 69,900 | 549 |
| Total Retail-Office Supplies | | 549 |
| **Retail-Pawn Shops - 3.1%** | | |
| Cash America International | 33,200 | 1,921 |
| First Cash Financial Services* | 37,800 | 1,587 |
| Total Retail-Pawn Shops | | 3,508 |
| **Retail-Video Rental - 1.3%** | | |
| Coinstar* | 27,500 | 1,500 |
| Total Retail-Video Rental | | 1,500 |
| **Satellite Telecom - 0.5%** | | |
| Digitalglobe* | 23,600 | 600 |
| Total Satellite Telecom | | 600 |
| **Schools - 0.1%** | | |
| Capella Education* | 3,200 | 134 |
| Total Schools | | 134 |
| **Semiconductor Equipment - 0.6%** | | |
| Kulicke & Soffa Industries* | 60,600 | 675 |
| Total Semiconductor Equipment | | 675 |
| **Telecommunication Equipment - 1.4%** | | |
| Plantronics | 43,500 | 1,589 |
| Total Telecommunication Equipment | | 1,589 |
| **Therapeutics - 1.2%** | | |
| Questcor Pharmaceuticals* | 54,300 | 1,309 |
| Total Therapeutics | | 1,309 |
| **Toys - 0.5%** | | |
| Jakks Pacific* | 31,100 | 573 |
| Total Toys | | 573 |
| **Transport-Air Freight - 1.2%** | | |
| Atlas Air Worldwide Holdings* | 23,100 | 1,375 |
| Total Transport-Air Freight | | 1,375 |
| **Transportation-Equipment & Leasing - 0.6%** | | |
| TAL International Group | 18,600 | 642 |
| Total Transportation-Equipment & Leasing | | 642 |
| **Transportation-Marine - 0.5%** | | |
| Gulfmark Offshore, Cl A* | 13,700 | 605 |
| Total Transportation-Marine | | 605 |
| **Transportation-Services - 1.6%** | | |
| Bristow Group* | 35,100 | 1,791 |
| Total Transportation-Services | | 1,791 |

| | | |
|---|---:|---:|
| **Transport-Truck - 1.7%** | | |
| Old Dominion Freight Line* | 51,650 | 1,927 |
| Total Transport-Truck | | 1,927 |
| **Wireless Equipment - 1.8%** | | |
| Ceragon Networks* | 68,100 | 810 |
| RF Micro Devices* | 209,100 | 1,279 |
| Total Wireless Equipment | | 2,089 |
| **Total Common Stock (Cost $86,924)** | | **110,258** |
| **Affiliated Mutual Fund - 2.8%** | | |
| Old Mutual Cash Reserves Fund, Institutional Class, 0.00%(A) | 3,229,129 | 3,229 |
| **Total Affiliated Mutual Fund (Cost $3,229)** | | **3,229** |
| **Total Investments - 100.0% (Cost $90,153)†** | | **113,487** |
| **Other Assets and Liabilities, Net - 0.0%** | | **40** |
| **Total Net Assets - 100.0%** | | **$ 113,527** |

\* Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of June 30, 2011.

Cl - Class
HMO - Health Maintenance Organization
REITs - Real Estate Investment Trusts

† At June 30, 2011, the approximate tax basis cost of the Fund's investments was $90,153 (000), and the unrealized appreciation and depreciation were $27,364 (000) and $(4,030) (000), respectively.

Cost figures are shown with "000's" omitted.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2011 in valuing the Fund's net assets were as follows (000):

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---:|---:|---:|---:|
| Investments | | | | |
| Common Stock | $ 110,258 | $ - | $ - | $ 110,258 |
| Affiliated Mutual Fund | 3,229 | - | - | 3,229 |
| Total Investments | $ 113,487 | $ - | $ - | $ 113,487 |

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2011 (Unaudited)

| Description | Face Amount (000)/Shares | Value (000) |
|---|---|---|
| **Corporate Bonds - 49.6%** | | |
| Aflac | | |
| 8.500%, 05/15/19 | $ 80 | $ 98 |
| Altria Group | | |
| 9.700%, 11/10/18 | 140 | 184 |
| American Express | | |
| 8.150%, 03/19/38 | 110 | 146 |
| American Express Credit, MTN | | |
| 5.125%, 08/25/14 | 240 | 262 |
| Analog Devices | | |
| 3.000%, 04/15/16 | 140 | 143 |
| Applied Materials | | |
| 2.650%, 06/15/16 | 120 | 120 |
| AT&T | | |
| 5.350%, 09/01/40 | 123 | 117 |
| 5.100%, 09/15/14 | 265 | 291 |
| Avis Budget Car Rental / Avis Budget | | |
| Finance 7.750%, 05/15/16 | 200 | 204 |
| Bank of America | | |
| 4.500%, 04/01/15 | 160 | 167 |
| Bank of New York Mellon, MTN | | |
| 4.300%, 05/15/14 | 140 | 151 |
| 1.500%, 01/31/14 | 160 | 162 |
| Baxter International | | |
| 1.800%, 03/15/13 | 95 | 97 |
| Bear Stearns | | |
| 7.250%, 02/01/18 | 320 | 380 |
| Becton Dickinson | | |
| 3.250%, 11/12/20 | 125 | 119 |
| BP Capital Markets | | |
| 3.200%, 03/11/16 | 205 | 209 |
| Burlington Northern Santa Fe | | |
| 7.950%, 08/15/30 | 85 | 109 |
| Calfrac Holdings 144A, | | |
| 7.500%, 12/01/20 | 120 | 121 |
| Cameron International | | |
| 6.375%, 07/15/18 | 95 | 109 |
| Canadian Imperial Bank of Commerce | | |
| 1.450%, 09/13/13 | 165 | 166 |
| Caterpillar Financial Services, MTN | | |
| 6.125%, 02/17/14 | 170 | 191 |
| Cequel Communications Holdings I | | |
| and Cequel Capital 144A, | | |
| 8.625%, 11/15/17 | 175 | 182 |
| Citigroup | | |
| 6.125%, 11/21/17 | 90 | 99 |
| 6.010%, 01/15/15 | 195 | 215 |
| Cliffs Natural Resources | | |
| 4.875%, 04/01/21 | 45 | 45 |
| CNA Financial | | |
| 7.350%, 11/15/19 | 100 | 114 |
| Coca-Cola | | |
| 0.750%, 11/15/13 | 270 | 269 |
| Columbus Southern Power, Ser C | | |
| 5.500%, 03/01/13 | 235 | 251 |
| Comcast | | |
| 6.300%, 11/15/17 | 180 | 209 |
| 5.875%, 02/15/18 | 90 | 101 |
| Cooper United States | | |
| 3.875%, 12/15/20 | 100 | 100 |
| 2.375%, 01/15/16 | 140 | 141 |
| Covidien International Finance | | |
| 2.800%, 06/15/15 | 160 | 164 |
| CSC Holdings | | |
| 8.625%, 02/15/19 | 175 | 197 |
| DIRECTV Holdings | | |
| 6.350%, 03/15/40 | 65 | 68 |
| 3.550%, 03/15/15 | 180 | 188 |
| Dominion Resources | | |
| 1.800%, 03/15/14 | 235 | 237 |
| Dow Chemical | | |
| 4.250%, 11/15/20 | 125 | 122 |
| Duke Energy Indiana | | |
| 6.050%, 06/15/16 | 175 | 200 |
| Eaton | | |
| 5.600%, 05/15/18 | 125 | 141 |
| eBay | | |
| 0.875%, 10/15/13 | 110 | 110 |
| Energy Transfer Partners | | |
| 9.000%, 04/15/19 | 95 | 118 |
| 8.500%, 04/15/14 | 205 | 239 |
| Ensco | | |
| 4.700%, 03/15/21 | 105 | 106 |

| | | |
|---|---|---|
| Enterprise Products Operating | | |
| 6.125%, 10/15/39 | 135 | 137 |
| 5.650%, 04/01/13 | 170 | 182 |
| Exelon Generation | | |
| 6.250%, 10/01/39 | 120 | 121 |
| 5.200%, 10/01/19 | 115 | 120 |
| Express Scripts | | |
| 6.250%, 06/15/14 | 220 | 248 |
| Fiserv | | |
| 3.125%, 06/15/16 | 75 | 75 |
| Frac Tech Services 144A, | | |
| 7.125%, 11/15/18 | 150 | 152 |
| France Telecom | | |
| 4.375%, 07/08/14 | 125 | 135 |
| General Electric Capital | | |
| 5.875%, 01/14/38 | 280 | 283 |
| 5.625%, 05/01/18 | 145 | 159 |
| 5.400%, 02/15/17 | 145 | 158 |
| 5.300%, 02/11/21 | 80 | 83 |
| Genzyme | | |
| 5.000%, 06/15/20 | 70 | 75 |
| Goldman Sachs Group | | |
| 6.750%, 10/01/37 | 95 | 95 |
| 5.950%, 01/18/18 | 200 | 216 |
| Goodyear Tire & Rubber | | |
| 10.500%, 05/15/16 | 56 | 63 |
| HCP | | |
| 5.375%, 02/01/21 | 165 | 170 |
| Health Care REIT | | |
| 5.250%, 01/15/22 | 105 | 105 |
| 3.625%, 03/15/16 | 90 | 90 |
| Hospira | | |
| 6.050%, 03/30/17 | 140 | 159 |
| International Business Machines | | |
| 7.625%, 10/15/18 | 150 | 191 |
| ITT | | |
| 4.900%, 05/01/14 | 205 | 224 |
| John Deere Capital, MTN | | |
| 4.900%, 09/09/13 | 145 | 157 |
| JPMorgan Chase | | |
| 3.700%, 01/20/15 | 230 | 239 |
| Keycorp, MTN | | |
| 5.100%, 03/24/21 | 75 | 76 |
| Koninklijke Philips Electronics | | |
| 5.750%, 03/11/18 | 100 | 112 |
| Leucadia National | | |
| 7.125%, 03/15/17 | 100 | 104 |
| Liberty Mutual Group 144A, | | |
| 5.000%, 06/01/21 | 115 | 109 |
| Lloyds TSB Bank | | |
| 6.375%, 01/21/21 | 85 | 88 |
| Lorillard Tobacco | | |
| 8.125%, 06/23/19 | 115 | 134 |
| Marathon Oil | | |
| 6.000%, 10/01/17 | 135 | 155 |
| Marathon Petroleum 144A, | | |
| 3.500%, 03/01/16 | 140 | 144 |
| Masco | | |
| 6.125%, 10/03/16 | 125 | 128 |
| Medassets 144A, | | |
| 8.000%, 11/15/18 | 120 | 119 |
| Medtronic | | |
| 3.000%, 03/15/15 | 310 | 324 |
| MEMC Electronics Materials 144A, | | |
| 7.750%, 04/01/19 | 125 | 123 |
| Merrill Lynch | | |
| 6.500%, 07/15/18 | 200 | 213 |
| 6.400%, 08/28/17 | 275 | 300 |
| Metlife | | |
| 5.000%, 11/24/13 | 185 | 199 |
| Midamerican Energy Holdings | | |
| 5.875%, 10/01/12 | 200 | 212 |
| National Fuel Gas | | |
| 8.750%, 05/01/19 | 105 | 131 |
| National Rural Utilities Cooperative | | |
| 1.125%, 11/01/13 | 155 | 155 |
| Navistar International | | |
| 8.250%, 11/01/21 | 75 | 80 |
| New Albertsons | | |
| 8.000%, 05/01/31 | 175 | 149 |
| Nisource Finance | | |
| 10.750%, 03/15/16 | 95 | 124 |
| Nova Chemicals | | |
| 8.625%, 11/01/19 | 75 | 84 |
| Novartis Capital | | |
| 2.900%, 04/24/15 | 215 | 224 |
| NRG Energy | | |
| 7.375%, 01/15/17 | 175 | 183 |
| Omnicare | | |
| 7.750%, 06/01/20 | 200 | 212 |
| Oneok Partners | | |

| | | |
|---|---:|---:|
| 6.125%, 02/01/41 | 165 | 168 |
| PepsiCo | | |
| 2.500%, 05/10/16 | 175 | 177 |
| Petrobras International Finance | | |
| 6.875%, 01/20/40 | 50 | 53 |
| 3.875%, 01/27/16 | 65 | 66 |
| PNC Funding | | |
| 4.250%, 09/21/15 | 270 | 290 |
| Prudential Financial, MTN | | |
| 5.100%, 09/20/14 | 75 | 82 |
| QVC 144A, | | |
| 7.500%, 10/01/19 | 175 | 186 |
| Qwest | | |
| 8.875%, 03/15/12 | 155 | 163 |
| Rabobank Nederland, MTN | | |
| 2.125%, 10/13/15 | 160 | 159 |
| Rent-A-Center | | |
| 6.625%, 11/15/20 | 175 | 174 |
| Rio Tinto Finance USA | | |
| 2.500%, 05/20/16 | 140 | 140 |
| Rogers Communications | | |
| 5.500%, 03/15/14 | 150 | 165 |
| Sanofi - Aventis | | |
| 4.000%, 03/29/21 | 150 | 150 |
| 1.625%, 03/28/14 | 225 | 228 |
| Sempra Energy | | |
| 6.500%, 06/01/16 | 115 | 133 |
| Simon Property Group | | |
| 5.750%, 12/01/15 | 180 | 202 |
| SLM, Ser A, MTN | | |
| 5.375%, 01/15/13 | 175 | 180 |
| Southern Power | | |
| 6.250%, 07/15/12 | 190 | 200 |
| Spectra Energy Capital | | |
| 5.668%, 08/15/14 | 135 | 149 |
| 5.650%, 03/01/20 | 135 | 146 |
| Spectra Energy Partners | | |
| 4.600%, 06/15/21 | 75 | 74 |
| Starwood Hotels & Resorts Worldwide | | |
| 7.875%, 10/15/14 | 200 | 229 |
| State Street | | |
| 4.300%, 05/30/14 | 110 | 119 |
| 2.875%, 03/07/16 | 210 | 213 |
| Suntrust Banks | | |
| 3.600%, 04/15/16 | 75 | 76 |
| Targa Resources Partners LP / Targa Resources Partners Finance 144A, | | |
| 7.875%, 10/15/18 | 205 | 216 |
| Teck Resources | | |
| 10.250%, 05/15/16 | 118 | 141 |
| 6.000%, 08/15/40 | 75 | 74 |
| Telecom Italia Capital | | |
| 4.950%, 09/30/14 | 80 | 83 |
| Telefonica Emisiones SAU | | |
| 3.992%, 02/16/16 | 75 | 76 |
| Tesoro | | |
| 9.750%, 06/01/19 | 245 | 274 |
| Teva Pharmaceutical Finance II BV / Teva Pharmaceutical Finance III | | |
| 3.000%, 06/15/15 | 140 | 144 |
| Time Warner Cable | | |
| 6.750%, 07/01/18 | 200 | 232 |
| TransCanada PipeLines | | |
| 7.625%, 01/15/39 | 150 | 186 |
| Travelers Property Casualty | | |
| 5.000%, 03/15/13 | 215 | 229 |
| Tyco Electronics Group | | |
| 6.550%, 10/01/17 | 160 | 189 |
| Union Electric | | |
| 6.700%, 02/01/19 | 165 | 194 |
| United Parcel Service | | |
| 3.125%, 01/15/21 | 140 | 133 |
| United Rentals North America | | |
| 9.250%, 12/15/19 | 200 | 217 |
| UnitedHealth Group | | |
| 4.875%, 02/15/13 | 200 | 211 |
| US Bancorp, MTN | | |
| 1.375%, 09/13/13 | 195 | 196 |
| Valero Energy | | |
| 9.375%, 03/15/19 | 60 | 77 |
| 6.625%, 06/15/37 | 75 | 78 |
| Verizon Wireless Capital | | |
| 8.500%, 11/15/18 | 155 | 201 |
| Wal-Mart Stores | | |
| 5.625%, 04/15/41 | 75 | 77 |
| Wells Fargo, MTN | | |
| 4.600%, 04/01/21 | 145 | 146 |
| Westar Energy | | |
| 6.000%, 07/01/14 | 70 | 77 |
| Westpac Banking | | |
| 2.250%, 11/19/12 | 175 | 178 |

| | | |
|---|---|---|
| Willis North America | | |
| 6.200%, 03/28/17 | 100 | 109 |
| Xcel Energy | | |
| 5.613%, 04/01/17 | 377 | 419 |
| Xerox | | |
| 4.250%, 02/15/15 | 145 | 154 |
| **Total Corporate Bonds (Cost $21,659)** | | **22,914** |
| **U.S. Government Agency Obligations - 33.1%** | | |
| **FNMA** | | |
| 6.500%, 09/01/36 | 401 | 456 |
| 6.000%, 11/01/36 | 102 | 112 |
| 6.000%, 04/01/39 | 322 | 354 |
| 5.500%, 12/01/35 | 226 | 245 |
| 5.500%, 01/01/36 | 223 | 243 |
| 5.500%, 02/01/36 | 146 | 158 |
| 5.500%, 04/01/36 | 49 | 53 |
| 5.500%, 11/01/36 | 227 | 246 |
| 5.500%, 12/01/36 | 385 | 418 |
| 5.500%, 08/01/37 | 216 | 235 |
| 5.500%, 03/01/38 | 238 | 258 |
| 5.500%, 06/01/38 | 329 | 356 |
| 5.500%, 12/01/38 | 334 | 363 |
| 5.125%, 01/02/14 | 235 | 258 |
| 5.000%, 12/01/23 | 95 | 102 |
| 5.000%, 03/01/36 | 239 | 256 |
| 5.000%, 03/01/38 | 830 | 884 |
| 5.000%, 05/01/38 | 740 | 787 |
| 5.000%, 07/01/40 | 661 | 708 |
| 5.000%, 07/01/40 | 954 | 1,017 |
| 4.500%, 04/01/24 | 154 | 164 |
| 4.500%, 03/01/25 | 162 | 173 |
| 4.000%, 05/01/26 | 543 | 567 |
| **FHLMC Gold** | | |
| 6.000%, 09/01/37 | 153 | 168 |
| 6.000%, 12/01/37 | 90 | 99 |
| 5.500%, 11/01/36 | 125 | 136 |
| 5.500%, 12/01/36 | 205 | 223 |
| 5.500%, 12/01/37 | 933 | 1,012 |
| 5.500%, 10/01/39 | 320 | 346 |
| 5.000%, 11/01/23 | 110 | 118 |
| 5.000%, 09/01/35 | 293 | 313 |
| 4.500%, 05/01/25 | 838 | 892 |
| 3.500%, 10/01/25 | 179 | 182 |
| **GNMA** | | |
| 6.000%, 10/15/38 | 414 | 461 |
| 6.000%, 11/15/39 | 419 | 467 |
| 5.500%, 02/15/40 | 517 | 570 |
| 5.000%, 08/15/40 | 838 | 913 |
| 5.000%, 02/20/41 | 441 | 479 |
| 4.500%, 10/20/40 | 459 | 484 |
| **Total U.S. Government Agency Obligations (Cost $14,711)** | | **15,276** |
| **U.S. Treasury Obligations - 10.4%** | | |
| U.S. Treasury Bonds | | |
| 4.750%, 02/15/41 | 140 | 149 |
| 4.250%, 11/15/40 | 1,575 | 1,539 |
| U.S. Treasury Notes | | |
| 3.625%, 02/15/21 | 2,045 | 2,132 |
| 3.125%, 05/15/21 | 160 | 160 |
| 2.000%, 04/30/16 | 825 | 838 |
| **Total U.S. Treasury Obligations (Cost $4,696)** | | **4,818** |
| **Mortgage Related - 4.6%** | | |
| Bear Stearns Commercial | | |
| Mortgage Securities, CMBS, | | |
| Ser 2006-PW13, Cl A4 | | |
| 5.540%, 09/11/41 | 345 | 376 |
| Bear Stearns Commercial | | |
| Mortgage Securities, CMBS, | | |
| Ser 2004-PWR5, Cl A4 | | |
| 4.831%, 07/11/42 | 260 | 269 |
| Bear Stearns Commercial | | |
| Mortgage Securities, CMBS, | | |
| Ser 2006-PW14, Cl A4 | | |
| 5.201%, 12/11/38 | 290 | 312 |
| Citigroup Commercial | | |
| Mortgage Trust, CMBS, | | |
| Ser 2004-C2, Cl A3 | | |
| 4.380%, 10/15/41 | 233 | 234 |
| Citigroup/Deutsche Bank Commercial | | |
| Mortgage Trust, CMBS, | | |
| Ser 2007-CD5, Cl A4 | | |
| 5.886%, 08/15/17(B) | 320 | 349 |
| Freddie Mac REMICS, CMO, | | |
| Ser 2011-3817, Cl QA | | |
| 4.000%, 03/15/26 | 333 | 350 |
| JP Morgan Chase Commercial | | |
| Mortgage Securities, CMBS, | | |
| Ser 2005-LDP1, Cl A2 | | |
| 4.625%, 03/15/46 | 241 | 244 |
| **Total Mortgage Related (Cost $1,901)** | | **2,134** |
| **Asset-Backed Securities - 1.5%** | | |
| **Automobiles - 0.8%** | | |

| | | |
|---|---|---|
| Honda Auto Receivables Owner Trust, | | |
| Ser 2009-3, Cl A4 | | |
| 3.300%, 09/15/15 | 205 | 211 |
| World Omni Auto Receivables Trust, | | |
| Ser 2011-A, Cl A3 | | |
| 1.110%, 05/15/15 | 145 | 145 |
| **Total Automobiles** | | **356** |
| **Other - 0.7%** | | |
| CNH Equipment Trust, | | |
| Ser 2010-C, Cl A3 | | |
| 1.170%, 05/15/15 | 210 | 211 |
| John Deere Owner Trust, | | |
| Ser 2009-A, Cl A3 | | |
| 2.590%, 10/15/13 | 37 | 37 |
| John Deere Owner Trust, | | |
| Ser 2009-A, Cl A4 | | |
| 3.960%, 05/16/16 | 100 | 103 |
| **Total Other** | | **351** |
| **Total Asset-Backed Securities (Cost $697)** | | **707** |
| **Affiliated Mutual Fund - 0.8%** | | |
| Old Mutual Cash Reserves Fund, Institutional Class, 0.00%(A) | 359,693 | 360 |
| **Total Affiliated Mutual Fund (Cost $360)** | | **360** |
| **Total Investments - 100.0% (Cost $44,024)†** | | **46,209** |
| **Other Assets and Liabilities, Net - 0.0%** | | **17** |
| **Total Net Assets - 100.0%** | | **$ 46,226** |

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On June 30, 2011, the value of these securities amounted to $1,352 (000), representing 2.9% of the net assets of the Old Mutual Barrow Hanley Core Bond Fund.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of June 30, 2011.
(B) Variable Rate Security - The rate reported represents the security's rate as of June 30, 2011.

Cl - Class
CMBS - Commercial Mortgage-Backed Security
FHLMC - Federal Home Loan Mortgage Corporation
FNMA - Federal National Mortgage Association
GNMA - Government National Mortgage Association
LP - Limited Partnership
MTN - Medium Term Note
REITs - Real Estate Investment Trusts
Ser - Series

† At June 30, 2011, the approximate tax basis cost of the Fund's investments was $44,024 (000), and the unrealized appreciation and depreciation were $2,250(000) and $(65) (000), respectively.

Cost figures are shown with "000's" omitted.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

      Level 1 – quoted prices in active markets for identical securities
      Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
      Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2011 in valuing the Fund's net assets were as follows (000):

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments | | | | |
| Corporate Bonds | $ - | $ 22,914 | $ - | $ 22,914 |
| U.S. Government Agency Obligations | - | 15,276 | - | 15,276 |
| U.S. Treasury Obligations | - | 4,818 | - | 4,818 |
| Mortgage Related | - | 2,134 | - | 2,134 |
| Asset-Backed Securities | - | 707 | - | 707 |
| Affiliated Mutual Fund | 360 | - | - | 360 |
| Total Investments | $ 360 | $ 45,849 | $ - | $ 46,209 |

Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional- size trading units of debt securities, without exclusive reliance upon exchange or over- the- counter prices. These debt securities are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

# Old Mutual Cash Reserves Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2011 (Unaudited)

| Description | Face Amount (000) | Value(000) |
|---|---:|---:|
| **Commercial Paper(A) - 59.5%** | | |
| Alpine Securitization 144A, | | |
| 0.140%, 07/25/11 | $ 4,000 | $ 4,000 |
| Amsterdam Funding 144A, | | |
| 0.210%, 07/25/11 | 4,000 | 3,999 |
| Antalis US Funding 144A, | | |
| 0.300%, 07/12/11 | 3,000 | 3,000 |
| 0.250%, 08/05/11 | 500 | 500 |
| ANZ National Int'l Ltd/London 144A, | | |
| 0.290%, 10/17/11 | 800 | 799 |
| Atlantic Asset Securitization 144A, | | |
| 0.210%, 08/09/11 | 750 | 750 |
| Barclays US Funding | | |
| 0.220%, 08/11/11 | 4,000 | 3,999 |
| 0.210%, 08/17/11 | 1,000 | 1,000 |
| BNP Paribas Finance | | |
| 0.220%, 08/10/11 | 700 | 700 |
| 0.220%, 09/02/11 | 400 | 400 |
| BNZ International Funding 144A, | | |
| 0.130%, 07/19/11 | 4,000 | 4,000 |
| BPCE | | |
| 0.250%, 08/11/11 | 1,500 | 1,499 |
| Caisse d' Amortissement de la Dette Sociale 144A, | | |
| 0.240%, 07/07/11 | 1,000 | 1,000 |
| 0.250%, 10/14/11 | 900 | 899 |
| Chariot Funding 144A, | | |
| 0.130%, 07/25/11 | 4,000 | 4,000 |
| Credit Agricole Corporate & Investment Bank | | |
| 0.337%, 08/17/11 | 750 | 749 |
| 0.230%, 08/23/11 | 510 | 510 |
| Danske 144A, | | |
| 0.210%, 08/05/11 | 2,500 | 2,499 |
| 0.200%, 07/11/11 | 2,000 | 2,000 |
| ING US Funding | | |
| 0.300%, 07/14/11 | 500 | 500 |
| JPMorgan Chase, N.A. | | |
| 0.250%, 10/11/11 | 768 | 767 |
| Jupiter Securitization 144A, | | |
| 0.130%, 07/27/11 | 4,000 | 4,000 |
| Kells Funding | | |
| 0.240%, 07/05/11 | 500 | 500 |
| Natixis US Finance | | |
| 0.270%, 08/01/11 | 3,500 | 3,499 |
| Nieuw Amsterdam Receivables 144A, | | |
| 0.230%, 07/07/11 | 3,000 | 3,000 |
| 0.200%, 08/12/11 | 1,500 | 1,499 |
| Nordea North America | | |
| 0.260%, 11/07/11 | 750 | 749 |
| Rabobank USA Financial | | |
| 0.240%, 11/14/11 | 900 | 899 |
| RBS Finance NV NA | | |
| 0.220%, 08/12/11 | 1,000 | 1,000 |
| Royal Bank of Scotland Group 144A, | | |
| 0.240%, 07/18/11 | 3,500 | 3,500 |
| Royal Park Funding 144A, | | |
| 0.260%, 07/07/11 | 4,000 | 4,000 |
| Scaldis Capital 144A, | | |
| 0.300%, 07/07/11 | 4,000 | 4,000 |
| 0.250%, 08/05/11 | 1,000 | 999 |
| Skandinaviska Enskilda Banken AB 144A, | | |

| | | |
|---|---:|---:|
| 0.290%, 07/08/11 | 1,000 | 1,000 |
| Societe Generale NY | | |
| 0.240%, 08/01/11 | 800 | 800 |
| Straight-A Funding 144A, | | |
| 0.120%, 07/05/11 | 300 | 300 |
| Sumitomo Mitsui Banking 144A, | | |
| 0.280%, 08/12/11 | 4,000 | 3,999 |
| Svenska Handelsbanken 144A, | | |
| 0.150%, 07/28/11 | 2,500 | 2,500 |
| Swedbank | | |
| 0.230%, 08/05/11 | 3,000 | 2,999 |
| 0.230%, 08/15/11 | 1,000 | 1,000 |
| Thames Asset Global | | |
| Securitization No 1 144A, | | |
| 0.170%, 07/18/11 | 500 | 500 |
| Toyota Motor Credit | | |
| 0.240%, 07/07/11 | 1,000 | 1,000 |
| Versailles Commercial Paper 144A, | | |
| 0.310%, 07/14/11 | 1,000 | 1,000 |
| 0.310%, 08/01/11 | 3,000 | 2,999 |
| 0.280%, 08/16/11 | 1,000 | 1,000 |
| Westpac Banking | | |
| 0.270%, 11/04/11 | 750 | 749 |
| **Total Commercial Paper (cost $85,061)** | | **85,061** |
| **Certificates of Deposit - 13.7%** | | |
| Bank of Montreal | | |
| 0.140%, 07/20/11 | 5,000 | 5,000 |
| Bank of Tokyo-Mitsubishi UFJ | | |
| 0.250%, 09/14/11 | 4,000 | 4,000 |
| BNP Paribas New York | | |
| 0.550%, 08/05/11 | 500 | 500 |
| Chase Bank USA N.A. | | |
| 0.100%, 07/20/11 | 4,000 | 4,000 |
| KBC Bank NV/New York NY | | |
| 0.310%, 07/29/11 | 1,000 | 1,000 |
| 0.320%, 08/05/11 | 3,000 | 3,000 |
| Nordea Bank Finland NY | | |
| 0.210%, 07/20/11 | 2,000 | 2,001 |
| **Total Certificates of Deposit (cost $19,501)** | | **19,501** |
| **Repurchase Agreements (B) - 26.7%** | | |
| | | |
| Bank of America Agency Backed Repurchase Agreement 0.040%, dated 6/30/11, to be repurchased on 7/1/11, repurchase price $8,200,009 (collateralized by various U.S. Government Obligations valued at $8,082,000, 2.500%, 5/27/2016, total market value $8,318,641) | 8,200 | 8,200 |
| Goldman Sachs Agency Backed Repurchase Agreement 0.030%, dated 6/30/11, to be repurchased on 7/1/11, repurchase price $20,000,017 (collateralized by various U.S. Government Obligations valued at $39,491,488, 3.086% - 6.556%, 9/1/2024 - 4/1/2041, total market value $20,330,937) | 20,000 | 20,000 |
| Royal Bank of Canada Backed Repurchase Agreement 0.050%, dated 6/30/11, to be repurchased on 7/1/11, repurchase price $10,000,014 (collateralized by various U.S. Government Obligations valued at $54,216,949, 3.000% - 6.500%, 6/1/2016 - 6/1/2041, total market value $10,159,402) | 10,000 | 10,000 |
| **Total Repurchase Agreements (cost $38,200)** | | **38,200** |
| **Total Investments - 99.9% (Cost $142,762)†** | | **142,762** |
| **Other Assets and Liabilities, Net - 0.1%** | | **88** |
| **Total Net Assets - 100.0%** | | **$ 142,850** |

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On June 30, 2011, the value of these securities amounted to $61,742 (000), representing 43.2% of the net assets of the Old Mutual Cash Reserves Fund.

(A) - Discount Note - The rate reported represents the security's rate as of June 30, 2011.
(B) - Tri-party repurchase agreement.

† For federal tax purposes, the Fund's approximate tax cost basis is equal to book cost.

 Cost figures are shown with "000's" omitted.

**Other Information:**

levels as follows:

 Level 1 – quoted prices in active markets for identical securities
 Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
 Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2011 in valuing the Fund's net assets were as follows (000):

| Description | Level 1 | | Level 2 | Level 3 | | Total |
|---|---|---|---|---|---|---|
| Investments | | | | | | |
| Commerical Paper | $ - | $ | 85,061 | $ - | $ | 85,061 |
| Certificates of Deposit | - | | 19,501 | - | | 19,501 |
| Repurchase Agreements | - | | 38,200 | - | | 38,200 |
| Total Investments | $ - | $ | 142,762 | $ - | $ | 142,762 |

Investments held by the Cash Reserves Fund are valued using the amortized cost method of valuation permitted in accordance with meeting certain conditions and regulations as set forth under Rule 2a-7 of the 1940 Act. Under the amortized cost method, an investment is valued at its cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuations in general market rates of interest on the value of the investment. These debt securities are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

# Old Mutual Dwight High Yield Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2011 (Unaudited)

| Description | Face Amount (000)/Shares | Value (000) |
|---|---|---|
| **Corporate Bonds - 93.1%** | | |
| Accuride | | |
| 9.500%, 08/01/18 | $ 200 | $ 214 |
| AES 144A, | | |
| 7.375%, 07/01/21 | 40 | 41 |
| Aircastle | | |
| 9.750%, 08/01/18 | 99 | 109 |
| Alliance One International | | |
| 10.000%, 07/15/16 | 150 | 145 |
| Alpha Natural Resources | | |
| 6.250%, 06/01/21 | 200 | 201 |
| American Axle & Manufacturing | | |
| Holdings 144A, | | |
| 9.250%, 01/15/17 | 16 | 17 |
| American Rock Salt 144A, | | |
| 8.250%, 05/01/18 | 150 | 151 |
| AMGH Merger Sub 144A, | | |
| 9.250%, 11/01/18 | 37 | 39 |
| Appleton Papers 144A, | | |
| 10.500%, 06/15/15 | 100 | 104 |
| Arch Coal 144A, | | |
| 7.250%, 06/15/21 | 99 | 99 |
| Associated Materials 144A, | | |
| 9.125%, 11/01/17 | 94 | 94 |
| Basic Energy Services 144A, | | |
| 7.750%, 02/15/19 | 40 | 40 |
| Bi-Lo 144A, | | |
| 9.250%, 02/15/19 | 150 | 152 |
| Bon-Ton Department Stores | | |
| 10.250%, 03/15/14 | 104 | 104 |
| Brickman Group Holdings 144A, | | |
| 9.125%, 11/01/18 | 125 | 126 |
| Briggs & Stratton | | |
| 6.875%, 12/15/20 | 75 | 79 |
| Brightstar 144A, | | |
| 9.500%, 12/01/16 | 184 | 197 |
| Carrizo Oil & Gas | | |
| 8.625%, 10/15/18 | 200 | 206 |
| CCO Holdings | | |
| 6.500%, 04/30/21 | 220 | 217 |
| Citgo Petroleum 144A, | | |
| 11.500%, 07/01/17 | 134 | 155 |
| Clear Channel Worldwide Holdings, Ser B | | |
| 9.250%, 12/15/17 | 160 | 174 |
| Cleaver-Brooks 144A, | | |
| 12.250%, 05/01/16 | 114 | 117 |
| Cloud Peak Energy Resources/Cloud Peak Energy Finance | | |
| 8.500%, 12/15/19 | 110 | 119 |
| CMA CGM 144A, | | |
| 8.500%, 04/15/17 | 130 | 109 |
| Columbus McKinnon | | |
| 7.875%, 02/01/19 | 112 | 114 |
| Commscope 144A, | | |
| 8.250%, 01/15/19 | 188 | 194 |
| Con-way | | |
| 7.250%, 01/15/18 | 66 | 73 |
| 6.700%, 05/01/34 | 189 | 180 |
| Delphi 144A, | | |
| 6.125%, 05/15/21 | 200 | 198 |
| Dematic 144A, | | |
| 8.750%, 05/01/16 | 240 | 238 |

| | | |
|---|---:|---:|
| DriveTime Automotive Group | | |
| & DT Acceptance | | |
| 12.625%, 06/15/17 | 120 | 134 |
| E*Trade Financial | | |
| 6.750%, 06/01/16 | 100 | 98 |
| EH Holding 144A, | | |
| 6.500%, 06/15/19 | 100 | 102 |
| Equinox Holdings 144A, | | |
| 9.500%, 02/01/16 | 110 | 115 |
| FCC Holdings 144A, | | |
| 12.000%, 12/15/15 | 100 | 100 |
| FGI Operating | | |
| 10.250%, 08/01/15 | 150 | 159 |
| FMG Resources 144A, | | |
| 7.000%, 11/01/15 | 40 | 41 |
| Frontier Communications | | |
| 8.500%, 04/15/20 | 103 | 112 |
| Geo Group 144A, | | |
| 6.625%, 02/15/21 | 75 | 74 |
| Goodman Networks 144A, | | |
| 12.125%, 07/01/18 | 200 | 199 |
| Goodyear Tire & Rubber | | |
| 10.500%, 05/15/16 | 133 | 150 |
| Headwaters | | |
| 7.625%, 04/01/19 | 95 | 86 |
| HOA Restaurant 144A, | | |
| 11.250%, 04/01/17 | 95 | 95 |
| Huntington Ingalls Industries 144A, | | |
| 7.125%, 03/15/21 | 192 | 199 |
| Interface | | |
| 7.625%, 12/01/18 | 7 | 7 |
| International Lease Finance | | |
| 6.250%, 05/15/19 | 200 | 195 |
| Isle of Capri Casinos 144A, | | |
| 7.750%, 03/15/19 | 105 | 106 |
| Jaguar Land Rover 144A, | | |
| 8.125%, 05/15/21 | 100 | 101 |
| JMC Steel Group 144A, | | |
| 8.250%, 03/15/18 | 125 | 127 |
| Kraton Polymers | | |
| 6.750%, 03/01/19 | 95 | 95 |
| Kratos Defense | | |
| & Security Solutions | | |
| 10.000%, 06/01/17 | 100 | 105 |
| Kratos Defense | | |
| & Security Solutions 144A, | | |
| 10.000%, 06/01/17 | 91 | 96 |
| Landry's Restaurants | | |
| 11.625%, 12/01/15 | 200 | 214 |
| Manitowoc | | |
| 9.500%, 02/15/18 | 170 | 185 |
| Marfrig Overseas 144A, | | |
| 9.500%, 05/04/20 | 125 | 127 |
| Mashantucket Western | | |
| Pequot Tribe 144A, | | |
| 8.500%, 11/15/15(B) | 700 | 63 |
| Maxim Crane Works 144A, | | |
| 12.250%, 04/15/15 | 200 | 200 |
| MGM Resorts International | | |
| 6.625%, 07/15/15 | 80 | 75 |
| 5.875%, 02/27/14 | 90 | 87 |
| Midwest Vanadium 144A, | | |
| 11.500%, 02/15/18 | 200 | 200 |
| Navistar International | | |
| 8.250%, 11/01/21 | 110 | 118 |
| NCL | | |
| 11.750%, 11/15/16 | 112 | 129 |
| Nexeo Solutions 144A, | | |
| 8.375%, 03/01/18 | 80 | 81 |
| Novelis | | |

| | | |
|---|---:|---:|
| 8.750%, 12/15/20 | 110 | 119 |
| Omega Healthcare Investors 144A, | | |
| 6.750%, 10/15/22 | 161 | 159 |
| OSI Restaurant Partners | | |
| 10.000%, 06/15/15 | 90 | 95 |
| PE Paper Escrow 144A, | | |
| 12.000%, 08/01/14 | 150 | 170 |
| PHH | | |
| 9.250%, 03/01/16 | 39 | 43 |
| Phillips-Van Heusen | | |
| 7.375%, 05/15/20 | 200 | 214 |
| Polypore International | | |
| 7.500%, 11/15/17 | 130 | 137 |
| Rain Carbon India Limited 144A, | | |
| 8.000%, 12/01/18 | 95 | 101 |
| RDS Ultra-Deepwater 144A, | | |
| 11.875%, 03/15/17 | 175 | 196 |
| Shea Homes 144A, | | |
| 8.625%, 05/15/19 | 190 | 187 |
| Sheridan Group 144A, | | |
| 12.500%, 04/15/14 | 250 | 237 |
| Southwestern Energy | | |
| 7.500%, 02/01/18 | 200 | 227 |
| STHI Holdings 144A, | | |
| 8.000%, 03/15/18 | 100 | 102 |
| Sugarhouse HSP Gaming Prop Mezz 144A, | | |
| 8.625%, 04/15/16 | 125 | 129 |
| Thompson Creek Metals 144A, | | |
| 7.375%, 06/01/18 | 200 | 196 |
| Tower Automotive Holdings USA/TA Holdings Finance 144A, | | |
| 10.625%, 09/01/17 | 61 | 66 |
| United Airlines | | |
| 12.750%, 07/15/12 | 45 | 49 |
| United Maritime Group Finance | | |
| 11.750%, 06/15/15 | 100 | 104 |
| Vulcan Materials | | |
| 7.500%, 06/15/21 | 39 | 39 |
| YCC Holdings 144A, | | |
| 10.250%, 02/15/16 | 95 | 95 |
| **Total Corporate Bonds (Cost $10,782)** | | **10,646** |
| **Term Loan - 1.3%** | | |
| Roundy Supermarket | | |
| 10.000%, 04/16/16 | 150 | 150 |
| **Total Term Loan (Cost $147)** | | **150** |
| **Asset-Backed Security - 0.3%** | | |
| Countrywide Asset-Backed | | |
| Certificates, Ser 2003-2, Cl M2 | | |
| 2.661%, 03/26/33(C) | 245 | 27 |
| **Total Asset-Backed Security (Cost $240)** | | **27** |
| **Affiliated Mutual Fund - 4.2%** | | |
| Old Mutual Cash Reserves Fund, Institutional Class, 0.00%(A) | 480,866 | 481 |
| **Total Affiliated Mutual Fund (Cost $481)** | | **481** |
| **Total Investments - 98.9% (Cost $11,650)†** | | **11,304** |
| **Other Assets and Liabilities, Net - 1.1%** | | **130** |
| **Total Net Assets - 100.0%** | $ | **11,434** |

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On June 30, 2011, the value of these securities amounted to $5,735 (000), representing 50.2% of the net assets of the Old Mutual Dwight High Yield Fund.


(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of June 30, 2011.
(B) - Security is in default. Issuer has failed to make a timely payment of either principal or interest or has failed to comply with some provision of the bond indenture.
(C) - Floating Rate Security. The rate reported represents the security's rate as of June 30, 2011.

Cl - Class
LP - Limited Partnership
Ser - Series


† At June 30, 2011, the approximate tax basis cost of the Fund's investments was $11,650 (000), and the unrealized appreciation and depreciation were $393 (000) and $(739) (000), respectively.

 Cost figures are shown with "000's" omitted.

**Other Information:**

levels as follows:

       Level 1 – quoted prices in active markets for identical securities
       Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
       Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2011 in valuing the Fund's net assets were as follows (000):

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments | | | | |
|   Corporate Bonds | $ - | $ 10,646 | $ - | $ 10,646 |
|   Term Loan | - | 150 | - | 150 |
|   Asset-Backed Security | - | 27 | - | 27 |
|   Affiliated Mutual Fund | 481 | - | - | 481 |
| Total Investments | $ 481 | $ 10,823 | $ - | $ 11,304 |


Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional- size trading units of debt securities, without exclusive reliance upon exchange or over- the- counter prices. These debt securities are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

# Old Mutual Dwight Intermediate Fixed Income Fund

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2011 (Unaudited)

| Description | Face Amount (000)/Shares | Value (000) |
|---|---|---|
| **Corporate Bonds - 23.4%** | | |
| Alpha Natural Resources | | |
| 6.250%, 06/01/21 | $ 240 | $ 241 |
| America Movil SAB de CV | | |
| 3.625%, 03/30/15 | 250 | 262 |
| American Axle & Manufacturing | | |
| Holdings 144A, | | |
| 9.250%, 01/15/17 | 91 | 99 |
| Amgen | | |
| 4.100%, 06/15/21 | 220 | 218 |
| Anheuser-Busch InBev Worldwide | | |
| 3.000%, 10/15/12 | 160 | 164 |
| Appalachian Power | | |
| 4.600%, 03/30/21 (F) | 327 | 329 |
| Appleton Papers 144A, | | |
| 10.500%, 06/15/15 | 260 | 271 |
| Applied Materials | | |
| 4.300%, 06/15/21 | 250 | 251 |
| Arcelormittal | | |
| 6.125%, 06/01/18 | 235 | 252 |
| Arrow Electronics | | |
| 3.375%, 11/01/15 | 188 | 190 |
| Ashtead Capital 144A, | | |
| 9.000%, 08/15/16 | 161 | 168 |
| Autozone | | |
| 4.000%, 11/15/20 | 175 | 167 |
| Baltimore Gas & Electric | | |
| 5.900%, 10/01/16 | 226 | 260 |
| Bank of America | | |
| 5.300%, 03/15/17 (F) | 452 | 466 |
| Bi-Lo 144A, | | |
| 9.250%, 02/15/19 | 90 | 91 |
| BNP Paribas Home Loan 144A, | | |
| 2.200%, 11/02/15 | 366 | 358 |
| BorgWarner | | |
| 4.625%, 09/15/20 | 29 | 30 |
| Brightstar 144A, | | |
| 9.500%, 12/01/16 | 99 | 106 |
| Centurylink | | |
| 5.150%, 06/15/17 | 325 | 326 |
| Citigroup | | |
| 4.750%, 05/19/15 | 249 | 263 |
| Cleaver-Brooks 144A, | | |
| 12.250%, 05/01/16 | 72 | 74 |
| CMA CGM 144A, | | |
| 8.500%, 04/15/17 | 176 | 148 |
| CNH America | | |
| 7.250%, 01/15/16 | 67 | 73 |
| Con-way | | |
| 7.250%, 01/15/18 | 25 | 27 |
| 6.700%, 05/01/34 | 158 | 151 |
| Corn Products International | | |
| 4.625%, 11/01/20 | 88 | 89 |
| Covidien International Finance | | |
| 2.800%, 06/15/15 | 201 | 206 |
| Delta Air Lines, Ser A | | |
| 5.300%, 04/15/19 | 134 | 134 |
| Denbury Resources | | |
| 9.750%, 03/01/16 | 90 | 101 |
| Discover Bank | | |

| | | |
|---|---:|---:|
| 7.000%, 04/15/20 | 140 | 156 |
| Dr Pepper Snapple Group | | |
| 2.900%, 01/15/16 | 100 | 101 |
| Enbridge Energy Partners | | |
| 9.875%, 03/01/19 | 229 | 302 |
| Equinox Holdings 144A, | | |
| 9.500%, 02/01/16 | 130 | 137 |
| ERAC USA Finance 144A, | | |
| 5.250%, 10/01/20 | 162 | 172 |
| FCC Holdings 144A, | | |
| 12.000%, 12/15/15 | 48 | 48 |
| Fifth Third Bancorp | | |
| 3.625%, 01/25/16 | 115 | 116 |
| First Horizon National | | |
| 5.375%, 12/15/15 | 182 | 194 |
| Freeport-McMoRan | | |
| Copper & Gold | | |
| 8.375%, 04/01/17 | 109 | 119 |
| Gap | | |
| 5.950%, 04/12/21 | 240 | 231 |
| General Electric Capital, MTN | | |
| 2.250%, 11/09/15 (F) | 210 | 206 |
| General Electric Capital, | | |
| Ser G, MTN | | |
| 5.720%, 08/22/11 (F) | 305 | 308 |
| General Electric Capital | | |
| 5.900%, 05/13/14 (F) | 370 | 411 |
| 5.300%, 02/11/21 | 110 | 115 |
| Geo Group 144A, | | |
| 6.625%, 02/15/21 | 86 | 85 |
| Goldman Sachs Group | | |
| 5.950%, 01/18/18 | 265 | 286 |
| Goodman Networks 144A, | | |
| 12.125%, 07/01/18 | 221 | 220 |
| Goodyear Tire & Rubber | | |
| 10.500%, 05/15/16 (F) | 189 | 213 |
| Hutchison Whampoa | | |
| International 144A, | | |
| 5.750%, 09/11/19 | 80 | 85 |
| Ingersoll-Rand Global Holding | | |
| 9.500%, 04/15/14 | 95 | 114 |
| Interface | | |
| 7.625%, 12/01/18 | 60 | 62 |
| International Game Technology | | |
| 5.500%, 06/15/20 | 70 | 72 |
| International Lease Finance | | |
| 6.250%, 05/15/19 | 142 | 139 |
| Isle of Capri Casinos 144A, | | |
| 7.750%, 03/15/19 | 30 | 30 |
| JMC Steel Group 144A, | | |
| 8.250%, 03/15/18 | 93 | 94 |
| John Deere Capital, MTN | | |
| 1.600%, 03/03/14 | 100 | 101 |
| JPMorgan Chase | | |
| 4.400%, 07/22/20 | 208 | 204 |
| Keycorp, MTN | | |
| 5.100%, 03/24/21 | 125 | 127 |
| Kratos Defense & Security | | |
| Solutions 144A, | | |
| 10.000%, 06/01/17 | 64 | 68 |
| Kratos Defense & Security Solutions | | |
| 10.000%, 06/01/17 | 60 | 63 |
| Landry's Restaurants | | |
| 11.625%, 12/01/15 | 165 | 177 |
| Ltd Brands | | |
| 8.500%, 06/15/19 | 220 | 251 |
| Marathon Petroleum 144A, | | |
| 5.125%, 03/01/21 | 445 | 457 |

| | | |
|---|---:|---:|
| McKesson | | |
| 3.250%, 03/01/16 | 95 | 98 |
| Midwest Vanadium 144A, | | |
| 11.500%, 02/15/18 (F) | 429 | 428 |
| Morgan Stanley | | |
| 4.200%, 11/20/14 | 231 | 240 |
| Nabors Industries | | |
| 5.000%, 09/15/20 | 215 | 218 |
| National Semiconductor | | |
| 3.950%, 04/15/15 | 190 | 202 |
| Navistar International | | |
| 8.250%, 11/01/21 | 178 | 190 |
| NCL | | |
| 11.750%, 11/15/16 | 149 | 172 |
| Novelis | | |
| 8.750%, 12/15/20 | 142 | 153 |
| Omnicom Group | | |
| 4.450%, 08/15/20 | 150 | 149 |
| Oneok Partners | | |
| 3.250%, 02/01/16 | 145 | 147 |
| PepsiCo | | |
| 2.500%, 05/10/16 | 250 | 253 |
| PNC Bank NA | | |
| 6.000%, 12/07/17 | 268 | 301 |
| Polypore International | | |
| 7.500%, 11/15/17 | 159 | 168 |
| Protective Life | | |
| 7.375%, 10/15/19 | 192 | 218 |
| Prudential Financial, MTN | | |
| 4.500%, 11/15/20 | 175 | 174 |
| Qwest Communications International | | |
| 8.000%, 10/01/15 | 96 | 104 |
| Rain Carbon India Limited 144A, | | |
| 8.000%, 12/01/18 | 110 | 117 |
| Royal Bank of Scotland | | |
| 4.875%, 03/16/15 | 107 | 111 |
| Safeway | | |
| 6.350%, 08/15/17 | 207 | 237 |
| Santander Holdings USA | | |
| 4.625%, 04/19/16 | 170 | 171 |
| Shell International | | |
| 3.100%, 06/28/15 | 189 | 198 |
| Sheridan Group 144A, | | |
| 12.500%, 04/15/14 | 21 | 20 |
| Simon Property Group LP | | |
| 5.650%, 02/01/20 | 179 | 193 |
| Southern Copper | | |
| 5.375%, 04/16/20 | 226 | 232 |
| SunTrust Bank | | |
| 7.250%, 03/15/18 | 200 | 231 |
| TC Pipelines LP | | |
| 4.650%, 06/15/21 | 225 | 224 |
| Teck Resources | | |
| 10.250%, 05/15/16 | 15 | 18 |
| 9.750%, 05/15/14 | 19 | 23 |
| 3.850%, 08/15/17 | 155 | 157 |
| Telefonica Emisiones SAU | | |
| 3.992%, 02/16/16 | 149 | 151 |
| Tengizchevroil Finance SARL 144A, | | |
| 6.124%, 11/15/14 (F) | 275 | 292 |
| Texas Instruments | | |
| 2.375%, 05/16/16 | 320 | 320 |
| Tyco International Finance | | |
| 3.375%, 10/15/15 | 118 | 121 |
| United Airlines | | |
| 12.750%, 07/15/12 | 200 | 216 |
| United Maritime Group Finance | | |
| 11.750%, 06/15/15 | 159 | 166 |

| | | |
|---|---:|---:|
| Vale Overseas Limited | | |
| 5.625%, 09/15/19 | 62 | 66 |
| Vodafone Group | | |
| 2.875%, 03/16/16 | 205 | 206 |
| Wells Fargo | | |
| 3.676%, 06/15/16 | 255 | 262 |
| Western Union | | |
| 5.253%, 04/01/20 | 94 | 99 |
| Whirlpool, MTN | | |
| 8.600%, 05/01/14 | 50 | 58 |
| Williams Partners | | |
| 5.250%, 03/15/20 | 132 | 139 |
| Xstrata Finance Canada 144A, | | |
| 5.500%, 11/16/11 | 55 | 56 |
| **Total Corporate Bonds (Cost $17,643)** | | **18,278** |
| **U.S. Government Agency Obligations - 40.3%** | | |
| FNMA | | |
| 6.000%, 02/01/34 | 143 | 159 |
| 6.000%, 01/01/38 (F) | 64 | 70 |
| 6.000%, 03/01/38 (F) | 1,429 | 1,585 |
| 5.994%, 10/01/36(B) (F) | 19 | 21 |
| 5.500%, 01/01/38 | 1,196 | 1,302 |
| 5.500%, 04/01/38 (F) | 311 | 340 |
| 5.500%, 09/01/39 TBA | 1,011 | 1,101 |
| 5.500%, 03/01/40 | 433 | 472 |
| 5.500%, 04/01/40 (F) | 313 | 343 |
| 5.500%, 06/01/40 TBA | 1,085 | 1,174 |
| 5.500%, 06/01/40 (F) | 869 | 941 |
| 5.000%, 01/01/41 (F) | 991 | 1,055 |
| 4.500%, 03/01/41 (F) | 990 | 1,032 |
| FHLMC Gold | | |
| 5.500%, 08/01/39 (F) | 909 | 991 |
| 5.500%, 06/01/40 (F) | 688 | 751 |
| 5.500%, 06/01/40 (F) | 473 | 513 |
| 4.000%, 04/01/26 | 990 | 1,033 |
| 4.000%, 06/01/26 TBA | 3,583 | 3,746 |
| GNMA | | |
| 5.000%, 07/20/41 TBA | 4,500 | 4,880 |
| 4.500%, 08/01/41 TBA | 7,900 | 8,310 |
| 4.000%, 08/01/41 TBA | 1,680 | 1,706 |
| **Total U.S. Government Agency Obligations (Cost $31,509)** | | **31,525** |
| **U.S. Treasury Obligations - 9.7%** | | |
| U.S. Treasury Inflation-Indexed Bond (E) | | |
| 2.375%, 01/15/25 | 260 | 357 |
| U.S. Treasury Bills | | |
| 0.200%, 05/03/12 | 2,000 | 1,997 |
| 0.200%, 06/28/12 | 500 | 499 |
| U.S. Treasury Notes | | |
| 3.125%, 05/15/21 | 1,088 | 1,085 |
| 2.375%, 05/31/18 | 76 | 75 |
| 1.750%, 05/31/16 | 388 | 389 |
| 0.500%, 05/31/13 | 3,208 | 3,211 |
| **Total U.S. Treasury Obligations (Cost $7,567)** | | **7,613** |
| **Mortgage Related - 12.7%** | | |
| Adjustable Rate Mortgage Trust, | | |
| CMO, Ser 2004-4, Cl 3A1 | | |
| 3.070%, 03/25/35(C) | 9 | 8 |
| Banc of America Merrill Lynch | | |
| Commercial Mortgage, CMBS, | | |
| Ser 2004-5, Cl A4 | | |
| 4.936%, 11/10/41(C) (F) | 746 | 800 |
| Banc of America Mortgage | | |
| Securities, CMO, | | |
| Ser 2004-4, Cl 1A8 | | |
| 4.500%, 05/25/34 (F) | 193 | 193 |
| CFCRE Commercial Mortgage | | |
| Trust, CMBS 144A, | | |
| Ser 2011-C1, Cl A4 | | |

| | | |
|---|---:|---:|
| 4.961%, 04/15/44(C) | 238 | 241 |
| Citigroup Mortgage Loan | | |
| Trust, CMO 144A, | | |
| Ser 2009-6, Cl 13A1 | | |
| 0.266%, 01/25/37(B) (F) | 323 | 317 |
| Commercial Mortgage Asset | | |
| Trust, CMBS, | | |
| Ser 1999-C1, Cl C | | |
| 7.350%, 01/17/32(C) (F) | 424 | 467 |
| Credit Suisse First Boston Mortgage | | |
| Securities, CMBS, | | |
| Ser 1997-C2, Cl D | | |
| 7.270%, 01/17/35 (F) | 6 | 7 |
| Credit Suisse First Boston Mortgage | | |
| Securities, CMBS, | | |
| Ser 2005-C5, Cl AM | | |
| 5.100%, 08/15/38(C) (F) | 350 | 354 |
| Fannie Mae REMICS, CMO, | | |
| Ser 2007-78, Cl PB | | |
| 6.000%, 08/25/31 (F) | 204 | 209 |
| FHLMC Multifamily Structured Pass | | |
| Through Certificates, CMO, | | |
| Ser 2006-K001, Cl A3 | | |
| 5.469%, 01/25/12(C) (F) | 1 | 1 |
| Freddie Mac REMICS, CMO | | |
| 5.000%, 10/15/31 (F) | 590 | 623 |
| Freddie Mac REMICS, CMO, | | |
| Ser 2005-2975, Cl PK | | |
| 5.500%, 09/15/33 (F) | 110 | 118 |
| GMAC Commercial Mortgage | | |
| Securities, CMBS, | | |
| Ser 2003-C2, Cl A1 | | |
| 4.576%, 05/10/40 (F) | 519 | 539 |
| JPMorgan Chase Commercial | | |
| Mortgage Securities, CMBS, | | |
| Ser 2005-LDP5, Cl A4 | | |
| 5.205%, 12/15/44(C) | 345 | 376 |
| JPMorgan Chase Commercial | | |
| Mortgage Securities, CMBS, | | |
| Ser 2007-CB20, Cl A3 | | |
| 5.819%, 02/12/51 | 350 | 372 |
| JPMorgan Chase Commercial Mortgage | | |
| Securities, CMBS 144A, | | |
| Ser 2011-C3, Cl A3 | | |
| 4.388%, 02/16/46 | 281 | 285 |
| JPMorgan Chase Commercial | | |
| Mortgage Securities, CMBS, | | |
| Ser 2001-CIB2, Cl D | | |
| 6.847%, 04/15/35(C) (F) | 150 | 150 |
| JPMorgan Chase Commercial | | |
| Mortgage Securities, CMBS, | | |
| Ser 2006-LDP9, Cl A3 | | |
| 5.336%, 05/15/47 | 185 | 197 |
| LB-UBS Commercial | | |
| Mortgage Trust, CMBS, | | |
| Ser 2005-C7, Cl AM | | |
| 5.263%, 11/15/40(C) (F) | 555 | 577 |
| LB-UBS Commercial | | |
| Mortgage Trust, CMBS, | | |
| Ser 2005-C3, Cl AM | | |
| 4.794%, 07/15/40 | 320 | 329 |
| Master Adjustable Rate | | |
| Mortgages Trust, CMO, | | |
| Ser 2004-13, Cl 3A6 | | |
| 2.770%, 11/21/34(B) (F) | 621 | 611 |
| Morgan Stanley Dean Witter Capital I, | | |
| CMBS, Ser 2002-HQ, Cl A3 | | |
| 6.510%, 04/15/34 (F) | 33 | 33 |

| | | |
|---|---:|---:|
| Morgan Stanley REREMIC<br>  Trust, CMBS 144A,<br>  Ser 2009-GG10, Cl A4A<br>  5.800%, 08/12/45(C) | 96 | 105 |
| PHH Mortgage Capital, CMO,<br>  Ser 2008-CIM2, Cl 5A1<br>  6.000%, 07/25/38 (F) | 809 | 835 |
| Protective Finance, CMBS 144A,<br>  Ser 2007-PLA, Cl A1<br>  5.325%, 03/14/38 (F) | 261 | 265 |
| Salomon Brothers Mortgage<br>  Securities VII, CMO,<br>  Ser 2003-NBC1, Cl AV4<br>  4.683%, 03/25/33(C) (F) | 186 | 185 |
| Sequoia Mortgage Trust, CMO,<br>  Ser 2011-1, Cl A1<br>  4.125%, 02/25/41(C) (F) | 389 | 390 |
| Wachovia Bank Commercial Mortgage<br>  Trust, CMBS,<br>  Ser 2005-C20, Cl AMFX<br>  5.179%, 07/15/42(C) (F) | 80 | 83 |
| Wells Fargo Mortgage Backed<br>  Securities Trust, CMO,<br>  Ser 2003-G, Cl A1<br>  4.100%, 06/25/33(B) (F) | 805 | 820 |
| Wells Fargo Mortgage Backed<br>  Securities Trust, CMO,<br>  Ser 2004-3, Cl A1<br>  4.750%, 04/25/19 (F) | 467 | 475 |
| **Total Mortgage Related (Cost $9,877)** | | **9,965** |
| **Asset-Backed Securities - 7.1%** | | |
| **Automobiles - 3.4%** | | |
| Ally Master Owner Trust 144A,<br>  Ser 2010-3, Cl A<br>  2.880%, 04/15/15 (F) | 594 | 611 |
| Ally Master Owner Trust,<br>  Ser 2011-1, Cl A2<br>  2.150%, 01/15/16 (F) | 640 | 648 |
| Ally Master Owner Trust,<br>  Ser 2011-3, Cl A2<br>  1.810%, 05/15/16 (F) | 400 | 401 |
| AmeriCredit Automobile<br>  Receivables Trust,<br>  Ser 2011-1, Cl A2<br>  0.840%, 06/09/14 (F) | 570 | 570 |
| AmeriCredit Automobile<br>  Receivables Trust,<br>  Ser 2011-2, Cl A2<br>  0.900%, 09/08/14 | 191 | 191 |
| Mercedes-Benz Auto<br>  Receivables Trust,<br>  Ser 2010-1, Cl A3<br>  1.420%, 08/15/14 | 250 | 252 |
| **Total Automobiles** | | **2,673** |
| **Credit Cards - 2.4%** | | |
| Cabela's Master Credit<br>  Card Trust 144A,<br>  Ser 2009-1A, Cl A<br>  2.187%, 03/16/15(B) | 375 | 379 |
| Capital One Multi-Asset<br>  Execution Trust,<br>  Ser 2007-A4, Cl A4<br>  0.217%, 03/16/15(B) (F) | 400 | 399 |
| Citibank Omni<br>  Master Trust 144A,<br>  Ser 2009-A12, Cl A12<br>  3.350%, 08/15/16  (F) | 671 | 687 |

| | | |
|---|---:|---:|
| Ford Credit Floorplan | | |
|   Master Owner Trust, | | |
|   Ser 2011-1, Cl A1 | | |
|   2.120%, 02/15/16 (F) | 420 | 426 |
| **Total Credit Cards** | | **1,891** |
| **Home Equity - 0.6%** | | |
| CIT Group Home | | |
|   Equity Loan Trust, | | |
|   Ser 2002-1, Cl AF5 | | |
|   6.710%, 02/25/33(D) (F) | 4 | 2 |
| Equivantage Home | | |
|   Equity Loan Trust, | | |
|   Ser 1996-3, Cl A3 | | |
|   7.700%, 09/25/27 (F) | 3 | 3 |
| FHLMC Structured Pass | | |
|   Through Securities, | | |
|   Ser T-20, Cl A5 | | |
|   7.218%, 12/25/29(D) (F) | 396 | 426 |
| HSBC Home Equity | | |
|   Loan Trust, | | |
|   Ser 2006-2, Cl A1 | | |
|   0.336%, 03/20/36(B) (F) | 52 | 48 |
| Residential Asset Securities, | | |
|   Ser 2001-KS3, Cl AI6 | | |
|   5.960%, 09/25/31(C) (F) | 15 | 15 |
| **Total Home Equity** | | **494** |
| **Other - 0.7%** | | |
| Fannie Mae Whole Loan, | | |
|   Ser 2001-W2, Cl AF6 | | |
|   6.589%, 10/25/31 (D) (F) | 223 | 254 |
| Oil & Gas Royalty Trust 144A, | | |
|   Ser 2005-1A, Cl A | | |
|   5.090%, 07/28/12  (G) | 79 | 80 |
| TXU Electric Delivery | | |
|   Transition Bond, | | |
|   Ser 2004-1, Cl A2 | | |
|   4.810%, 11/17/14 (F) | 193 | 200 |
| **Total Other** | | **534** |
| **Total Asset-Backed Securities (Cost $5,527)** | | **5,592** |
| **Municipal Bonds - 4.6%** | | |
| City of St Louis, Missouri | | |
|   5.250%, 07/01/31 (F) | 1,250 | 1,250 |
| Commonwealth of Pennsylvania | | |
|   5.850%, 07/15/30 | 250 | 254 |
| Dallas Independent School District | | |
|   6.450%, 02/15/35 | 250 | 273 |
| East Bay Municipal Utility District | | |
|   5.874%, 06/01/40 (F) | 450 | 470 |
| Kentucky State Property & | | |
|   Building Commission | | |
|   5.000%, 08/01/18 | 155 | 156 |
| Louisiana Local Government | | |
|   Environmental Facilities & | | |
|   Community Development Authority | | |
|   1.520%, 02/01/18 (F) | 440 | 442 |
| New York City Municipal | | |
|   Water Finance Authority | | |
|   6.011%, 06/15/42 | 230 | 252 |
| State of Washington | | |
|   5.140%, 08/01/40 | 260 | 257 |
| Virginia Commonwealth | | |
|   Transportation Board | | |
|   5.350%, 05/15/35 | 200 | 205 |
| **Total Municipal Bonds (Cost $3,500)** | | **3,559** |
| **Affiliated Mutual Fund - 25.9%** | | |
| Old Mutual Cash Reserves Fund, Institutional Class, 0.00%(A) | 20,300,220 | 20,300 |
| **Total Affiliated Mutual Fund (Cost $20,300)** | | **20,300** |
| **Total Investments - 123.7% (Cost $95,923)†** | | **96,832** |

| Other Assets and Liabilities, Net - (23.7)% | (18,532) |
|---|---|
| **Total Net Assets - 100.0%** | **$ 78,300** |

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On June 30, 2011, the value of these securities amounted to $6,594 (000), representing 8.4% of the net assets of the Old Mutual Dwight Intermediate Fixed Income Fund.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of June 30, 2011.
(B) Floating Rate Security - The rate reported represents the security's rate as of June 30, 2011.
(C) Variable Rate Security - The rate reported represents the security's rate as of June 30, 2011.
(D) The rate shown reflects the coupon rate after the step date.
(E) Inflation-Indexed Bond - The principal amount of this security is adjusted for inflation.
(F) All or a portion of this security is held as cover for TBAs.

(G) Security deemed to be illiquid. The Fund may not invest more than 15% of its net assets in illiquid securities. On June 30, 2011, the value of these securities amounted to $80 (000), representing 0.1% of the net assets of the Old Mutual Dwight Intermediate Fixed Income Fund.

Cl - Class
CMBS - Commercial Mortgage-Backed Security
CMO - Collateralized Mortgage Obligation
FHLMC - Federal Home Loan Mortgage Corporation
FNMA - Federal National Mortgage Association
GNMA - Government National Mortgage Association
LP - Limited Partnership
MTN - Medium Term Note
REMICS - Real Estate Mortgage Investment Conduit
Ser - Series
TBA - Security traded under delayed delivery commitments settling after June 30, 2011. Income on this security will not be earned until the settlement date.

† At June 30, 2011, the approximate tax basis cost of the Fund's investments was $95,923 (000), and the unrealized appreciation and depreciation were $1,163 (000) and $(254) (000), respectively.

Cost figures are shown with "000's" omitted.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2011 in valuing the Fund's net assets were as follows (000):

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Investments** | | | | |
| Corporate Bonds | $ - | $ 18,278 | $ - | $ 18,278 |
| U.S. Government Agency Obligations | - | 31,525 | - | 31,525 |
| U.S. Treasury Obligations | - | 7,613 | - | 7,613 |
| Mortgage Related | - | 9,965 | - | 9,965 |
| Asset-Backed Securities | - | 5,512 | 80 | 5,592 |
| Municipal Bonds | - | 3,559 | - | 3,559 |
| Affiliated Mutual Fund | 20,300 | - | - | 20,300 |
| Total Investments | $20,300 | $ 76,452 | $ 80 | $ 96,832 |

Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional- size trading units of debt securities, without exclusive reliance upon exchange or over- the- counter prices. These debt securities are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

| | | |
|---|---|---|
| **Balance as of March 31, 2011** | $ | 42 |
| Realized gain (loss) | | - |
| Change in unrealized appreciation (depreciation) | | - |
| Accrued discounts/premiums | | - |
| Purchases | | 59 |
| Sales | | (21) |
| Transfers in and/or out of Level 3 | | - |
| **Balance as of June 30, 2011** | $ | 80 |

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

## Old Mutual Dwight Short Term Fixed Income Fund

SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 2011 (Unaudited)

| Description | Face Amount (000)/Shares | Value (000) |
|---|---|---|
| **Corporate Bonds - 33.3%** | | |
| Alabama Power, Ser 07-D | | |
| 4.850%, 12/15/12 | $ 1,800 | $ 1,903 |
| Andrew W Mellon Foundation | | |
| 3.950%, 08/01/14 | 2,500 | 2,693 |
| Anheuser-Busch InBev Worldwide | | |
| 5.375%, 11/15/14 | 150 | 168 |
| Bank of America | | |
| 5.375%, 09/11/12 | 1,350 | 1,415 |
| Bank of Montreal 144A, | | |
| 2.850%, 06/09/15 | 2,000 | 2,072 |
| BNP Paribas Home Loan 144A, | | |
| 2.200%, 11/02/15 | 1,134 | 1,108 |
| Carolina Power & Light | | |
| 6.500%, 07/15/12 | 1,225 | 1,297 |
| CDP Financial 144A, | | |
| 3.000%, 11/25/14 | 3,500 | 3,641 |
| Citigroup | | |
| 2.875%, 12/09/11 | 1,100 | 1,113 |
| Citigroup Funding | | |
| 1.875%, 11/15/12 | 3,000 | 3,055 |
| Daimler Finance | | |
| 6.500%, 11/15/13 | 1,500 | 1,669 |
| Danaher | | |
| 1.300%, 06/23/14 | 300 | 300 |
| DNB Nor Boligkreditt 144A, | | |
| 2.100%, 10/14/15 | 1,000 | 988 |
| Erac USA Finance 144A, | | |
| 2.250%, 01/10/14 | 1,200 | 1,212 |
| European Investment Bank | | |
| 3.000%, 04/08/14 | 2,200 | 2,313 |
| Goldman Sachs Group | | |
| 3.250%, 06/15/12 | 2,000 | 2,056 |
| Hewlett-Packard | | |
| 1.550%, 05/30/14 | 215 | 216 |
| HSBC Bank 144A, | | |
| 1.625%, 07/07/14 | 1,000 | 997 |
| HSBC USA | | |
| 3.125%, 12/16/11 | 2,438 | 2,471 |
| Ingersoll-Rand Global Holding | | |
| 9.500%, 04/15/14 | 120 | 144 |
| Kreditanstalt fuer Wiederaufbau | | |
| 3.500%, 03/10/14 | 2,450 | 2,611 |
| Microsoft | | |
| 0.875%, 09/27/13 | 200 | 200 |
| Midamerican Energy Holdings | | |
| 5.875%, 10/01/12 | 1,000 | 1,061 |
| Pfizer | | |
| 4.450%, 03/15/12 | 1,800 | 1,851 |
| Philip Morris International | | |
| 2.500%, 05/16/16 | 450 | 451 |
| PNC Funding | | |
| 2.300%, 06/22/12 | 1,500 | 1,530 |
| Regions Bank, MTN | | |
| 3.250%, 12/09/11 | 2,124 | 2,153 |
| Safeway | | |
| 6.250%, 03/15/14 | 110 | 122 |
| Sanofi-Aventis | | |
| 1.625%, 03/28/14 | 350 | 354 |
| Sempra Energy | | |
| 2.000%, 03/15/14 | 1,000 | 1,009 |
| Texas Instruments | | |
| 2.375%, 05/16/16 | 540 | 540 |
| 1.375%, 05/15/14 | 710 | 713 |
| Toronto-Dominion Bank 144A, | | |
| 2.200%, 07/29/15 | 1,300 | 1,317 |
| US Central Federal Credit Union | | |
| 1.900%, 10/19/12 | 3,300 | 3,359 |
| Yale University, MTN | | |
| 2.900%, 10/15/14 | 3,212 | 3,384 |
| **Total Corporate Bonds (Cost $50,169)** | | **51,486** |
| **Mortgage Related - 20.7%** | | |
| Banc of America Commercial | | |
| Mortgage, CMBS, | | |
| Ser 2004-4, Cl A6 | | |
| 4.877%, 07/10/42(C) | 777 | 827 |
| Banc of America Commercial | | |
| Mortgage, CMBS, | | |
| Ser 2002-2, Cl A3 | | |
| 5.118%, 07/11/43 | 517 | 525 |
| Banc of America Mortgage | | |
| Securities, CMO, | | |
| Ser 2004-4, Cl 1A8 | | |
| 4.500%, 05/25/34 | 393 | 393 |
| Bear Stearns Commercial | | |
| Mortgage Securities, CMBS, | | |
| Ser 2002-TOP6, Cl A2 | | |
| 6.460%, 10/15/36 | 355 | 362 |

| | | |
|---|---:|---:|
| Bear Stearns Commercial<br>Mortgage Securities, CMBS,<br>Ser 2002-PBW1, Cl A1<br>3.970%, 11/11/35(C) | 44 | 44 |
| Bear Stearns Commercial<br>Mortgage Securities, CMBS,<br>Ser 2002-PBW1, Cl A2<br>4.720%, 11/11/35(C) | 775 | 796 |
| Citigroup Mortgage Loan Trust, CMO 144A,<br>Ser 2009-6, Cl 13A1<br>0.266%, 01/25/37(B) | 637 | 626 |
| Commercial Mortgage Pass<br>Through Certificates, CMBS,<br>Ser 2005-LP5, Cl A2<br>4.630%, 05/10/43 | 157 | 158 |
| Credit Suisse First Boston<br>Mortgage Securities, CMBS,<br>Ser 2003-C4, Cl A4<br>5.137%, 08/15/36(C) | 772 | 818 |
| Credit Suisse First Boston<br>Mortgage Securities, CMBS,<br>Ser 1997-C2, Cl D<br>7.270%, 01/17/35 | 18 | 18 |
| DB-UBS Mortgage Trust,<br>CMBS 144A,<br>Ser 2011-LC1A, Cl A1<br>3.742%, 11/10/46 | 497 | 509 |
| FDIC Structured Sale<br>Guaranteed Notes, CMO 144A,<br>Ser 2010-S1, Cl 2A<br>3.250%, 04/25/38 | 1,679 | 1,718 |
| First Union National Bank, CMBS,<br>Ser 2002-C1, Cl A2<br>6.141%, 02/12/34 | 825 | 838 |
| GE Capital Commercial<br>Mortgage, CMBS,<br>Ser 2001-2, Cl A4<br>6.290%, 08/11/33 | 89 | 89 |
| GMAC Commercial<br>Mortgage Securities, CMBS,<br>Ser 2004-C3, Cl A4<br>4.547%, 12/10/41 | 787 | 793 |
| Greenwich Capital Commercial<br>Funding, CMBS,<br>Ser 2005-GG3, Cl A2<br>4.305%, 08/10/42 | 1,144 | 1,148 |
| GS Mortgage Securities, CMBS,<br>Ser 2003-C1, Cl A3<br>4.608%, 01/10/40 | 452 | 470 |
| GS Mortgage Securities, CMBS,<br>Ser 2005-GG4, Cl ADP<br>3.452%, 07/10/39 | 95 | 95 |
| GS Mortgage Securities II, CMBS,<br>Ser 2007-GG10, Cl A2<br>5.778%, 08/10/45(C) | 463 | 475 |
| GSR Mortgage Loan Trust, CMO,<br>Ser 2005-AR3, Cl 3A2<br>2.763%, 05/25/35(C)(G) | 1,104 | 407 |
| JPMorgan Chase Commercial<br>Mortgage Securities, CMBS,<br>Ser 2003-CB6, Cl A1<br>4.393%, 07/12/37 | 1,056 | 1,073 |
| JPMorgan Chase Commercial<br>Mortgage Securities, CMBS,<br>Ser 2005-LDP2, Cl A3A<br>4.678%, 07/15/42 | 450 | 463 |
| JPMorgan Chase Commercial<br>Mortgage Securities, CMBS,<br>Ser 2005-LDP1, Cl A2<br>4.625%, 03/15/46 | 589 | 595 |
| LB-UBS Commercial<br>Mortgage Trust, CMBS,<br>Ser 2004-C2, Cl A4<br>4.367%, 03/15/36 | 559 | 592 |
| LB-UBS Commercial<br>Mortgage Trust, CMBS,<br>Ser 2003-C5, Cl A4<br>4.685%, 07/15/32(C) | 747 | 788 |
| LB-UBS Commercial<br>Mortgage Trust, CMBS,<br>Ser 2002-C7, Cl A4<br>4.960%, 12/15/31 | 792 | 827 |
| LB-UBS Commercial<br>Mortgage Trust, CMBS,<br>Ser 2005-C7, Cl AAB<br>5.170%, 11/15/30 | 500 | 528 |
| Mortgage Trust, CMBS,<br>6.133%, 12/15/30 | 262 | 263 |
| LB-UBS Commercial<br>Mortgage Trust, CMBS,<br>Ser 2002-C1, Cl A4<br>6.462%, 03/15/31 | 757 | 773 |
| LB-UBS Commercial<br>Mortgage Trust, CMBS,<br>Ser 2002-C4, Cl A5<br>4.853%, 09/15/31 | 1,541 | 1,595 |

| | | |
|---|---:|---:|
| MLCC Mortgage Investors, CMO, | | |
| Ser 2004-1, Cl 1A | | |
| 2.261%, 12/25/34(C)(F) | 876 | 785 |
| Morgan Stanley Capital I, CMBS 144A, | | |
| Ser 2011-C1, Cl A2 | | |
| 3.884%, 09/15/47 | 515 | 530 |
| Morgan Stanley Dean Witter Capital I, CMBS, | | |
| Ser 2002-IQ3, Cl A4 | | |
| 5.080%, 09/15/37 | 595 | 616 |
| Morgan Stanley Dean Witter Capital I, CMBS, | | |
| 5.980%, 01/15/39 | 671 | 689 |
| Nomura Asset Securities, CMBS, | | |
| Ser 1998-D6, Cl A2 | | |
| 7.067%, 03/15/30(C) | 1,013 | 1,091 |
| PHH Mortgage Capital, CMO, | | |
| Ser 2008-CIM2, Cl 5A1 | | |
| 6.000%, 07/25/38 | 1,641 | 1,694 |
| Protective Finance, CMBS 144A, | | |
| Ser 2007-PLA, Cl A1 | | |
| 5.325%, 03/14/38 | 293 | 297 |
| Prudential Commercial | | |
| Mortgage Trust, CMBS, | | |
| Ser 2003-PWR1, Cl A1 | | |
| 3.669%, 02/11/36 | 391 | 391 |
| Prudential Commercial | | |
| Mortgage Trust, CMBS, | | |
| Ser 2003-PWR1, Cl A2 | | |
| 4.493%, 02/11/36 | 705 | 734 |
| Salomon Brothers | | |
| Mortgage Securities VII, CMO, | | |
| Ser 2003-NBC1, Cl AV4 | | |
| 4.683%, 03/25/33(C) | 370 | 368 |
| Sequoia Mortgage Trust, CMO, | | |
| Ser 2004-12, Cl A1 | | |
| 0.456%, 01/20/35(B)(F) | 865 | 691 |
| Structured Asset Securities, CMO, | | |
| Ser 2002-21A, Cl 4A1 | | |
| 2.664%, 11/25/32(C) | 1,623 | 1,456 |
| TIAA Seasoned Commercial | | |
| Mortgage Trust, CMBS, | | |
| Ser 2007-C4, Cl A1 | | |
| 5.575%, 08/15/39(C) | 308 | 310 |
| Wells Fargo Mortgage | | |
| Backed Securities Trust, CMO, | | |
| Ser 2005-AR3, Cl 2A1 | | |
| 2.800%, 03/25/35(C)(F) | 1,559 | 1,474 |
| Wells Fargo Mortgage | | |
| Backed Securities Trust, CMO, | | |
| Ser 2004-3, Cl A1 | | |
| 4.750%, 04/25/19 | 945 | 963 |
| Wells Fargo Mortgage | | |
| Backed Securities Trust, CMO, | | |
| Ser 2003-G, Cl A1 | | |
| 4.100%, 06/25/33(B) | 1,212 | 1,233 |
| Wells Fargo Mortgage | | |
| Backed Securities Trust, CMO, | | |
| Ser 2002-18, Cl 2A4 | | |
| 6.000%, 12/25/32(F) | 42 | 43 |
| **Total Mortgage Related (Cost $33,125)** | | **31,971** |
| **U.S. Government Agency Obligations - 20.9%** | | |
| **FHLB** | | |
| 1.750%, 08/22/12 | 2,500 | 2,540 |
| **FNMA** | | |
| 5.500%, 01/01/19(F) | 2,412 | 2,624 |
| 5.500%, 12/25/28(F) | 599 | 606 |
| 5.500%, 04/01/38 | 37 | 41 |
| 5.500%, 09/01/39 | 91 | 99 |
| 5.500%, 04/01/40 | 28 | 30 |
| 5.000%, 07/25/28(F) | 1,048 | 1,062 |
| 5.000%, 01/01/30 | 1,241 | 1,327 |
| 5.000%, 04/25/31 | 1,600 | 1,705 |
| 5.000%, 07/25/31 | 1,250 | 1,331 |
| 1.300%, 12/30/13 | 1,730 | 1,738 |
| 1.125%, 10/08/13 | 2,000 | 2,022 |
| **FHLMC** | | |
| 5.250%, 04/15/33(F) | 991 | 1,019 |
| 5.000%, 01/15/17(F) | 386 | 392 |
| 5.000%, 12/15/22(F) | 354 | 359 |
| 5.000%, 11/15/26(F) | 219 | 220 |
| 5.000%, 10/15/31 | 586 | 597 |
| 5.000%, 01/15/32 | 1,243 | 1,311 |
| 4.500%, 07/15/16(F) | 361 | 363 |
| 4.250%, 08/15/24(F) | 431 | 438 |
| 2.125%, 03/23/12(F) | 2,000 | 2,026 |
| 1.750%, 06/15/12 | 1,800 | 1,824 |
| **FHLMC Gold** | | |
| 5.500%, 08/01/39 | 83 | 90 |
| 5.500%, 06/01/40 | 57 | 62 |
| 4.000%, 04/01/26 | 891 | 929 |
| 4.000%, 04/01/26 | 2,070 | 2,159 |
| 4.000%, 06/01/26 TBA | 1,095 | 1,145 |
| **GNMA** | | |
| 5.000%, 07/20/41 TBA | 4,000 | 4,338 |
| **Total U.S. Government Agency Obligations (Cost $32,357)** | | **32,397** |
| **U.S. Treasury Obligations - 5.7%** | | |
| **U.S. Treasury Inflation Indexed Notes** | | |

| | | |
|---|---:|---:|
| 1.125%, 01/15/21(E) | 1,500 | 1,602 |
| **U.S. Treasury Notes** | | |
| 1.750%, 05/31/16 | 4,629 | 4,636 |
| 0.750%, 05/31/12 | 2,489 | 2,501 |
| 0.750%, 06/15/14 | 14 | 14 |
| **Total U.S. Treasury Obligations (Cost $8,718)** | | 8,753 |
| **Asset-Backed Securities - 15.3%** | | |
| **Automobiles - 10.6%** | | |
| Ally Auto Receivables Trust, | | |
| Ser 2010-2, Cl A3 | | |
| 1.380%, 07/15/14 | 1,000 | 1,006 |
| Ally Auto Receivables Trust, | | |
| Ser 2010-1, Cl A3 | | |
| 1.450%, 05/15/14 | 433 | 436 |
| Ally Auto Receivables Trust, | | |
| Ser 2010-3, Cl A3 | | |
| 1.110%, 10/15/14 | 1,225 | 1,230 |
| Ally Master Owner Trust, | | |
| Ser 2011-1, Cl A2 | | |
| 2.150%, 01/15/16 | 1,685 | 1,707 |
| Ally Master Owner Trust, | | |
| Ser 2011-3, Cl A2 | | |
| 1.810%, 05/15/16 | 790 | 792 |
| Ally Master Owner Trust 144A, | | |
| Ser 2010-3, Cl A | | |
| 2.880%, 04/15/15 | 276 | 284 |
| AmeriCredit Automobile Receivables Trust, | | |
| Ser 2009-1, Cl A3 | | |
| 3.040%, 10/15/13 | 2,237 | 2,263 |
| Ford Credit Auto Owner Trust, | | |
| Ser 2010-A, Cl A3 | | |
| 1.320%, 06/15/14 | 1,500 | 1,509 |
| Ford Credit Auto Owner Trust, | | |
| Ser 2009-E, Cl A3 | | |
| 1.510%, 01/15/14 | 2,952 | 2,970 |
| Ford Credit Floorplan | | |
| Master Owner Trust, | | |
| Ser 2011-1, Cl A1 | | |
| 2.120%, 02/15/16 | 945 | 959 |
| Honda Auto Receivables Owner Trust, | | |
| Ser 2010-3, Cl A3 | | |
| 0.700%, 05/21/13 | 1,350 | 1,351 |
| Mercedes-Benz Auto | | |
| Receivables Trust, | | |
| Ser 2010-1, Cl A3 | | |
| 1.420%, 08/15/14 | 500 | 504 |
| Toyota Auto Receivables | | |
| Owner Trust, | | |
| Ser 2010-C, Cl A3 | | |
| 0.770%, 04/15/14 | 1,420 | 1,422 |
| **Total Automobiles** | | 16,433 |
| **Credit Card - 2.4%** | | |
| Cabela's Master Credit Card Trust 144A, | | |
| Ser 2009-1A, Cl A | | |
| 2.187%, 03/16/15(B) | 2,200 | 2,223 |
| Citibank Omni Master Trust 144A, | | |
| Ser 2009-A12, Cl A12 | | |
| 3.350%, 08/15/16 | 1,379 | 1,412 |
| **Total Credit Card** | | 3,635 |
| **Other - 2.3%** | | |
| Entergy Gulf States | | |
| Reconstruction Funding, | | |
| Ser 2007-A, Cl A1 | | |
| 5.510%, 10/01/13 (F) | 1,290 | 1,337 |
| Entergy Texas | | |
| Restoration Funding, | | |
| Ser 2009-A, Cl A1 | | |
| 2.120%, 02/01/16 | 1,629 | 1,667 |
| Fannie Mae, | | |
| Ser 2001-W4, Cl AF5 | | |
| 6.114%, 02/25/32(D)(F) | 142 | 156 |
| Oil & Gas Royalty Trust 144A, | | |
| Ser 2005-1A, Cl A | | |
| 5.090%, 07/28/12(G) | 410 | 415 |
| **Total Other** | | 3,575 |
| **Total Asset-Backed Securities (Cost $23,513)** | | 23,643 |
| **Municipal Bonds - 2.4%** | | |
| City of St Louis, Missouri | | |
| 5.250%, 07/01/31 | 2,535 | 2,535 |
| Kentucky State Property & Building Commission | | |
| 5.000%, 08/01/18 | 310 | 311 |
| Louisiana Local Government | | |
| Environmental Facilities & | | |
| Community Development Authority | | |
| 1.110%, 02/01/16 | 950 | 949 |
| **Total Municipal Bonds (Cost $3,818)** | | 3,795 |
| **Affiliated Mutual Fund - 5.6%** | | |
| Old Mutual Cash Reserves Fund, Institutional Class, 0.00%(A) | 8,662,723 | 8,663 |
| **Total Affiliated Mutual Fund (Cost $8,663)** | | 8,663 |
| **Total Investments - 103.9% (Cost $160,363)†** | | 160,708 |
| **Other Assets and Liabilities, Net - (3.9)%** | | (6,036) |
| **Total Net Assets - 100.0%** | | $ 154,672 |

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt
 from registration, normally to qualified institutional buyers. On June 30, 2011, the value of these securities amounted to
 $19,349(000), representing 12.5% of the net assets of the Old Mutual Dwight Short Term Fixed Income Fund.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of June 30, 2011.
(B) Floating Rate Security - The rate reported represents the security's rate as of June 30, 2011.
(C) Variable Rate Security - The rate reported represents the security's rate as of June 30, 2011.
(D) The rate shown reflects the coupon rate after the step date.
(E) Inflation-Indexed Note - The principal amount of this security is adjusted for inflation.
(F) All or a portion of this security is held as cover for TBAs.

(G) Security deemed to be illiquid. The Fund may not invest more than 15% of its net assets in illiquid securities. On June 30, 2011, the value of these securities amounted to $822 (000), representing 0.5% of the net assets of the Old Mutual Dwight Short Term Fixed Income Fund.

CI - Class
CMBS - Commercial Mortgage-Backed Security
CMO - Collateralized Mortgage Obligation
FHLB - Federal Home Loan Bank
FHLMC - Federal Home Loan Mortgage Corporation
FNMA - Federal National Mortgage Association
GNMA - Government National Mortgage Association
MTN - Medium Term Note
Ser - Series
TBA - Security traded under delayed delivery commitments settling after June 30, 2011. Income on this security will not be earned until the settlement date.

† At June 30, 2011, the approximate tax basis cost of the Fund's investments was $160,363 (000), and the unrealized appreciation and depreciation were $1,882 (000) and $(1,537) (000), respectively.

Cost figures are shown with "000's" omitted.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of June 30, 2011 in valuing the Fund's net assets were as follows (000):

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments | | | | |
| Corporate Bonds | $ - | $ 51,486 | $ - | $ 51,486 |
| Mortgage Related | - | 33,383 | - | 33,383 |
| U.S. Government Agency Obligations | - | 32,553 | - | 32,553 |
| U.S. Treasury Obligations | - | 8,753 | - | 8,753 |
| Asset-Backed Securities | - | 21,660 | 415 | 22,075 |
| Municipal Bonds | - | 3,795 | - | 3,795 |
| Affiliated Mutual Fund | 8,663 | - | - | 8,663 |
| Total Investments | $ 8,663 | $ 151,630 | $ 415 | $ 160,708 |

Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional- size trading units of debt securities, without exclusive reliance upon exchange or over- the- counter prices. These debt securities are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

| | Investments |
|---|---|
| **Balance as of March 31, 2011** | $ 405 |
| Realized gain (loss) | - |
| Change in unrealized appreciation (depreciation) | (3) |
| Accrued discounts/premiums | - |
| Purchases | 120 |
| Sales | (107) |
| Transfers in and/or out of Level 3 | - |
| **Balance as of June 30, 2011** | $ 415 |

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represent either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.